02034551

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME Pinault Printemps Redoute S.A.

*CURRENT ADDRESS

PROCESSED

JUN 13 2002

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5779 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 6/6/02

82-5179

2001 consolidated financial statements

AR/S 12-31-01

Pinault Printemps-Redoute S.A.

Auditors' report on the consolidated financial statements

Year ended December 31, 2001

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Pinault-Printemps-Redoute presented in euros for the year ended 31 December 2001.

The consolidated financial statements are the responsibility of the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 December 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed certain procedures on the financial information given in the Group's management report, in accordance with professional standards applicable in France. We have no matters to report concerning the fairness of this information or its consistency with the consolidated financial statements.

Paris, March 7, 2002

The Auditors

KPMG Audit
Department of KPMG SA
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

This is a free translation of the original French text for information purposes only.

Consolidated income statement

For the years ended December 31, 2001, 2000 and 1999

(in € millions)	Notes	2001	2000	1999 New Standards*	1999 Published
Net sales		27,798.5	24,761.2	19,529.3	18,911.6
Cost of sales		(17,170.8)	(15,173.8)	(12,123.6)	(12,106.0)
Gross margin		10,627.7	9,587.4	7,405.7	6,805.6
Payroll expenses	3	(3,754.1)	(3,351.3)	(2,632.2)	(2,544.2)
Other operating income and expenses	3	(4,895.3)	(4,348.9)	(3,294.3)	(3,056.7)
Operating income		1,978.3	1,887.2	1,479.2	1,204.7
EBITDA		2,416.8	2,286.0	1,773.0	1,475.9
Net financial expenses	4	(417.8)	(262.4)	(155.0)	(64.5)
Income from ordinary activities before taxes		1,560.5	1,624.8	1,324.2	1,140.2
Non-recurring items	5	(33.0)	(27.0)	(34.6)	(26.7)
Income taxes	6	(291.7)	(359.3)	(331.3)	(268.0)
Employee profit-sharing					(44.2)
Net income of consolidated companies		1,235.8	1,238.5	958.3	801.3
Share in earnings of equity affiliates	12	6.6	6.3	5.0	138.3
Amortisation of goodwill		(149.0)	(118.6)	(97.1)	(89.6)
Net income before minority interests		1,093.4	1,126.2	866.2	850.0
Minority interests	18	340.7	359.2	237.7	224.3
Attributable net income	7	752.7	767.0	628.5	625.7
Earnings per share (in €)	7	6.32	6.46	5.32	5.30
Fully diluted earnings per share (in €)	7	6.21	6.37	5.30	5.27

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Consolidated balance sheet

As at December 31, 2001, 2000 and 1999

ASSETS (in € millions)	Notes	2001	2000	1999 New Standards*	1999 Published
Fixed assets					
Goodwill	9	5,291.9	4,411.7	3,242.6	3,068.8
Other intangible assets	10	6,496.1	5,212.4	3,609.7	3,594.3
Property, plant and equipment	11	2,669.7	2,308.1	1,924.0	1,662.2
Long-term investments					
Investments in equity affiliates	12	76.6	36.9	41.1	551.1
Non-consolidated investments	13	151.9	257.6	94.7	98.3
Other investments (1)	14	453.5	336.6	237.7	155.8
		682.0	631.1	373.5	805.2
Total fixed assets		15,139.7	12,563.3	9,149.8	9,130.5
Current assets					
Inventories and work-in-progress	15	3,822.6	3,659.5	2,942.9	2,924.7
Operating receivables (2)	16	3,778.8	3,938.5	3,398.7	3,326.9
Customer loans (2)	16	5,440.1	5,413.3	5,311.5	–
Non-operating receivables (2)	16	1,088.8	915.3	586.9	643.5
Cash and cash equivalents	17	5,709.2	5,219.6	4,937.5	4,348.8
Total current assets		19,839.5	19,146.2	17,177.5	11,243.9
Total assets		34,979.2	31,709.5	26,327.3	20,374.4
(1) Including due within less than one year:		276.3	211.3	80.5	39.5
(2) Including due after more than one year:		2,053.9	2,002.0	1,896.2	92.4

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

2001 consolidated financial statements

Auditors' report on the consolidated financial statements

Year ended December 31, 2001

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Pinault-Printemps-Redoute presented in euros for the year ended 31 December 2001.

The consolidated financial statements are the responsibility of the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance that the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at 31 December 2001 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

We have also performed certain procedures on the financial information given in the Group's management report, in accordance with professional standards applicable in France. We have no matters to report concerning the fairness of this information or its consistency with the consolidated financial statements.

Paris, March 7, 2002

The Auditors

KPMG Audit
Department of KPMG SA
Gérard Rivière

Deloitte Touche Tohmatsu

Didier Taupin

This is a free translation of the original French text for information purposes only.

Consolidated income statement

For the years ended December 31, 2001, 2000 and 1999

(in € millions)	Notes	2001	2000	1999 New Standards*	1999 Published
Net sales		27,798.5	24,761.2	19,529.3	18,911.6
Cost of sales		(17,170.8)	(15,173.8)	(12,123.6)	(12,106.0)
Gross margin		10,627.7	9,587.4	7,405.7	6,805.6
Payroll expenses	3	(3,754.1)	(3,351.3)	(2,632.2)	(2,544.2)
Other operating income and expenses	3	(4,895.3)	(4,348.9)	(3,294.3)	(3,056.7)
Operating income		1,978.3	1,887.2	1,479.2	1,204.7
EBITDA		2,416.8	2,286.0	1,773.0	1,475.9
Net financial expenses	4	(417.8)	(262.4)	(155.0)	(64.5)
Income from ordinary activities before taxes		1,560.5	1,624.8	1,324.2	1,140.2
Non-recurring items	5	(33.0)	(27.0)	(34.6)	(26.7)
Income taxes	6	(291.7)	(359.3)	(331.3)	(268.0)
Employee profit-sharing					(44.2)
Net income of consolidated companies		1,235.8	1,238.5	958.3	801.3
Share in earnings of equity affiliates	12	6.6	6.3	5.0	138.3
Amortisation of goodwill		(149.0)	(118.6)	(97.1)	(89.6)
Net income before minority interests		1,093.4	1,126.2	866.2	850.0
Minority interests	18	340.7	359.2	237.7	224.3
Attributable net income	7	752.7	767.0	628.5	625.7
Earnings per share (in €)	7	6.32	6.46	5.32	5.30
Fully diluted earnings per share (in €)	7	6.21	6.37	5.30	5.27

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Consolidated balance sheet

As at December 31, 2001, 2000 and 1999

ASSETS (in € millions)	Notes	2001	2000	1999 New Standards*	1999 Published
Fixed assets					
Goodwill	9	5,291.9	4,411.7	3,242.6	3,068.8
Other intangible assets	10	6,496.1	5,212.4	3,609.7	3,594.3
Property, plant and equipment	11	2,669.7	2,308.1	1,924.0	1,662.2
Long-term investments					
Investments in equity affiliates	12	76.6	36.9	41.1	551.1
Non-consolidated investments	13	151.9	257.6	94.7	98.3
Other investments (1)	14	453.5	336.6	237.7	155.8
		682.0	631.1	373.5	805.2
Total fixed assets		15,139.7	12,563.3	9,149.8	9,130.5
Current assets					
Inventories and work-in-progress	15	3,822.6	3,659.5	2,942.9	2,924.7
Operating receivables (2)	16	3,778.8	3,938.5	3,398.7	3,326.9
Customer loans (2)	16	5,440.1	5,413.3	5,311.5	–
Non-operating receivables (2)	16	1,088.8	915.3	586.9	643.5
Cash and cash equivalents	17	5,709.2	5,219.6	4,937.5	4,348.8
Total current assets		19,839.5	19,146.2	17,177.5	11,243.9
Total assets		34,979.2	31,709.5	26,327.3	20,374.4
(1) Including due within less than one year:		276.3	211.3	80.5	39.5
(2) Including due after more than one year:		2,053.9	2,002.0	1,896.2	92.4

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

LIABILITIES AND SHAREHOLDERS' EQUITY (in € millions)	Notes	2001	2000	1999 New Standards*	1999 Published
Shareholders' equity					
Share capital		489.6	362.2	363.4	363.4
Additional paid-in capital		1,787.9	1,299.8	1,439.4	1,439.4
Cumulative translation adjustments		838.3	504.6	253.1	253.2
Consolidated reserves		1,823.6	1,424.3	906.0	1,033.9
Attributable net income for the year		752.7	767.0	628.5	625.7
Shareholders' equity - Group share		5,692.1	4,357.9	3,590.4	3,715.6
Minority interests	18	2,867.9	3,021.5	2,707.5	2,639.5
Consolidated shareholders' equity		8,560.0	7,379.4	6,297.9	6,355.1
Reserves for contingencies and losses					
Retirement and related commitments (1)	19	149.4	148.8	106.6	101.8
Other reserves for contingencies and losses (1)	20	660.4	659.3	749.7	533.7
		809.8	808.1	856.3	635.5
Liabilities					
Net borrowings excluding customer loans (2)		12,128.0	10,706.8	7,979.2	7,780.2
Financing of customer loans (2)	16	5,421.7	5,245.2	4,604.3	–
	21	17,549.7	15,952.0	12,583.5	7,780.2
Operating payables (3)	22	6,607.3	6,190.4	5,034.3	4,917.1
Customer deposits (3)	22	18.4	168.1	707.2	–
Non-operating payables (3)	22	1,434.0	1,211.5	848.1	686.5
		25,609.4	23,522.0	19,173.1	13,383.8
Total liabilities and shareholders' equity		34,979.2	31,709.5	26,327.3	20,374.4
(1) Including due within less than one year:		344.2	243.6	276.1	191.9
(2) Including due within less than one year:		8,947.9	8,345.2	6,764.3	3,816.1
(3) Including due after more than one year:		139.0	275.0	332.5	143.5

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Consolidated cash flow statement

For the years ended December 31, 2001, 2000, and 1999

(in € millions)	Notes	2001	2000	1999 New Standards*	1999 Published
Net income of consolidated companies		1,235.8	1,238.5	958.3	801.3
Dividends received from equity affiliates		6.6	3.8	3.5	248.2
Other non-cash movements		205.5	253.5	245.6	217.8
Net cash from operating activities before changes in working capital	8	1,447.9	1,495.8	1,207.4	1,267.3
Changes in working capital	8	360.9	(173.6)	(0.2)	39.0
Changes in customer loans	8	(151.5)	(304.7)	(516.5)	0.0
Net cash from operating activities		1,657.3	1,017.5	690.7	1,306.3
Acquisitions of tangible and intangible assets		(872.7)	(731.9)	(557.8)	(531.3)
Disposals of tangible and intangible assets		265.9	81.4	43.9	43.9
Net operating investments	8	(606.8)	(650.5)	(513.9)	(487.4)
Net financial investments	8	(1,819.3)	(2,973.5)	(523.5)	(1,027.8)
Net cash used by investing activities		(2,426.1)	(3,624.0)	(1,037.4)	(1,515.2)
Changes in borrowings		1,226.4	2,716.6	4,451.3	3,598.1
Capital increase	8	503.3	185.4	59.9	59.9
Dividends paid by Pinault-Printemps-Redoute, parent company		(254.3)	(209.0)	(168.3)	(168.3)
Dividends paid to minority interests		(393.1)	(68.6)	(61.1)	(55.9)
Net cash from financing activities		1,082.3	2,624.4	4,281.8	3,433.8
Impact of changes in exchange rates		176.1	264.2	256.2	256.5
Net increase in cash and cash equivalents		489.6	282.1	4,191.3	3,481.4
Cash and cash equivalents at beginning of the year	17	5,219.6	4,937.5	867.4	867.4
Impact on opening 1999 of the new consolidation standards				(121.2)	
Cash and cash equivalents at end of the year	17	5,709.2	5,219.6	4,937.5	4,348.8

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Consolidated statements of changes in shareholders' equity

Before income appropriation (in € millions)	Number of shares outstanding (1)	Share Capital	Additional paid-in capital	Cumulative translation adjustments	Consolidated reserves	Consolidated shareholders' equity: Group share	Minority interests	Total
At January 1, 1999	117,437,590	358.1	1,190.6	(138.7)	1,675.7	3,085.7	622.2	3,707.9
Capital Increase/Decrease	537,507	1.7	12.3			14.0		14.0
Guilbert tender offer	1,206,003	3.6	236.5		(377.3)	(137.2)		(137.2)
Dividends paid					(168.3)	(168.3)	(34.6)	(202.9)
Treasury stock	(387,650)				(96.2)	(96.2)		(96.2)
Cumulative translation adjustments				391.9		391.9	157.8	549.7
Net income for the year					625.7	625.7	224.3	850.0
Changes in Group structure						0.0	1,669.8	1,669.8
At December 31, 1999 published	118,793,450	363.4	1,439.4	253.2	1,659.6	3,715.6	2,639.5	6,355.1
Impact of changes in method on opening shareholders' equity				(0.1)	(125.1)	(125.2)	68.0	(57.2)
At December 31, 1999 adjusted*	118,793,450	363.4	1,439.4	253.1	1,534.5	3,590.4	2,707.5	6,297.9
Capital Increase/Decrease	(401,795)	(1.2)	(139.6)		2.6	(138.2)		(138.2)
Dividends paid					(209.0)	(209.0)	(66.6)	(275.6)
Treasury stock	387,650				96.2	96.2		96.2
Cumulative translation adjustments				251.5		251.5	82.8	334.3
Net income for the year					767.0	767.0	359.2	1,126.2
Changes in Group structure						0.0	(61.4)	(61.4)
At December 31, 2000 adjusted	118,779,305	362.2	1,299.8	504.6	2,191.3	4,357.9	3,021.5	7,379.4
Capital Increase/Decrease	3,615,175	127.4	488.1		(113.3)	502.2		502.2
Dividends paid					(254.3)	(254.3)	(231.6)	(485.9)
Treasury stock	(370)				(0.1)	(0.1)		(0.1)
Cumulative translation adjustments				333.7		333.7	100.0	433.7
Net income for the year					752.7	752.7	340.7	1,093.4
Changes in Group structure						0.0	(362.7)	(362.7)
At December 31, 2001 (2)	122,394,110	489.6	1,787.9	838.3	2,576.3	5,692.1	2,867.9	8,560.0

(1) Par value of shares set at € 4 pursuant to the management board decision of August 30, 2001.

(2) Number of outstanding shares including treasury stock: 122,394,480.

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Information by division

(in € millions)	Retail	Luxury Goods	Business to Business	Credit and Financial Services	Misc.	Eliminations	Consolidated Total
2001							
Net sales	11,953.1	2,541.6	12,519.9	799.8	23.6	(39.5)	27,798.5
Operating income	590.5	403.3	712.7	271.2	0.6		1,978.3
Operating cash flow	817.2	511.3	792.2	308.2	4.8		2,433.7
Net operating investments	(324.0)	(326.6)	(31.2)	(24.2)	99.2		(606.8)
Operating fixed assets	5,252.9	5,179.3	3,784.2	218.8	42.9	(20.4)	14,457.7
Operating working capital	(411.7)	519.8	947.8	(31.3)	(9.8)	(20.7)	994.1
Customer loans net of deposits				5,421.7			5,421.7
Average number of employees	50,677	9,482	45,998	1,202	212		107,571
2000							
Net sales	10,771.4	2,210.1	11,056.3	741.1	22.0	(39.7)	24,761.2
Operating income	562.2	419.4	677.9	240.2	(12.5)		1,887.2
Operating cash flow	747.8	484.2	779.9	263.3	(5.1)		2,270.1
Net operating investments	(294.9)	(193.2)	(148.5)	(4.3)	(9.6)		(650.5)
Operating fixed assets	4,245.0	3,668.2	3,658.8	250.8	130.1	(20.7)	11,932.2
Operating working capital	(133.6)	329.7	1,224.6	(20.9)	6.6	1.2	1,407.6
Customer loans net of deposits				5,245.2			5,245.2
Average number of employees	46,510	7,531	41,867	1,284	202		97,394
1999 New Standards*							
Net sales	9,363.3	785.3	8,741.2	662.2	7.5	(30.2)	19,529.3
Operating income	491.0	173.9	590.6	223.3	0.4		1,479.2
Operating cash flow	629.3	199.6	682.4	259.6	6.7		1,777.6
Net operating investments	(326.9)	(67.4)	(106.1)	(9.6)	(3.9)		(513.9)
Operating fixed assets	4,031.0	1,967.7	2,389.5	281.0	128.3	(21.2)	8,776.3
Operating working capital	(261.6)	202.5	1,395.5	(13.4)	(6.2)	(9.4)	1,307.4
Customer loans net of deposits				4,604.3			4,604.3
Average number of employees	43,039	2,210	33,160	890	131		79,430

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Internet activities are included in the divisions.

Information by geographic area

The following information is based on the countries in which fully consolidated subsidiaries are located or conduct their operations. The breakdown of sales by destination is not materially different from the breakdown by location of the subsidiaries.

(in € millions)	France	Europe	Americas	Africa	Oceania	Asia	Consolidated total
2001							
Net sales (1)	12,598.6	6,613.2	5,900.3	1,151.4	601.9	933.1	27,798.5
Operating income	928.8	433.5	235.8	91.3	35.3	253.6	1,978.3
Operating fixed assets	5,894.1	5,791.7	2,369.1	114.4	145.9	142.5	14,457.7
Average number of employees	53,340	25,624	16,123	7,863	2,211	2,410	107,571
2000							
Net sales (1)	11,751.1	5,563.0	5,085.4	982.2	611.0	768.5	24,761.2
Operating income	888.0	374.7	320.8	79.3	40.1	184.3	1,887.2
Operating fixed assets	4,742.2	4,201.0	2,401.1	110.7	156.4	320.8	11,932.2
Average number of employees	50,378	20,699	14,203	7,825	2,149	2,140	97,394
1999 New Standards*							
Net sales (1)	10,387.1	4,346.0	3,170.9	783.8	522.9	318.6	19,529.3
Operating income	828.6	296.5	176.5	63.4	35.4	78.8	1,479.2
Operating fixed assets	3,972.2	3,096.5	1,419.3	67.7	143.8	76.8	8,776.3
Average number of employees	43,888	16,961	10,346	5,297	2,031	907	79,430

(1) Exports from France to Africa and the French overseas departments and territories, totalling € 456.3 million in 2001, € 419.7 million in 2000 and € 358.4 million in 1999, have been eliminated from the "France" column.

(*) 1999 financial statements restated in accordance with regulation n° 99-02 of the French Accounting Regulations Committee ("Comité de la Réglementation Comptable").

Notes to the consolidated financial statements

1 - Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with the French Accounting Regulation Committee ("Comité de la Réglementation Comptable") (CRC) regulation No. 99-02.

The financial statements of consolidated companies prepared in accordance with local accounting principles have been restated to comply with the principles and policies applied by the Group.

The consolidated financial statements have been prepared according to presentation and valuation rules that are identical to those of the previous reporting period.

To enable meaningful year-on-year comparisons, the financial statements for the year ended December 31, 1999 (1999 published accounts) were restated in 2000, in order to comply with the new regulations governing consolidated financial statements (new norms for 1999 financial statements). The impact of the new methodology applied in preparing the consolidated financial statements was explained in Note 1-22 in the 2000 annual report.

As allowed by regulation n° 99-02, the Group opted not to adjust retroactively for acquisitions and disposals that occurred prior to January 1, 2000.

1-1. CONSOLIDATION

Material subsidiaries or subsidiaries representing a strategic investment that are controlled exclusively by the Pinault-Printemps-Redoute Group are fully consolidated.

Companies in which the Pinault-Printemps-Redoute Group exercises significant influence over management and financial policies are accounted for by the equity method.

Investments meeting the above criteria, but which are acquired with the intention of being sold in the foreseeable future are stated at cost, less any allowances for impairment in value. Investments in companies in which the Group no longer exercises significant influence are deconsolidated and stated at the lower of the Group's share in net assets at the date of deconsolidation and fair value.

Material transactions, together with assets and liabilities between fully consolidated subsidiaries are eliminated. Profits and losses on transactions between fully consolidated subsidiaries are also eliminated. Profits and losses on transactions with companies accounted for by the equity method are eliminated on the basis of the Group's interest in their capital.

All Group subsidiaries are consolidated based on annual or interim financial statements at December 31, with the exception of the Gucci group, a listed company with a January 31 year-end, consolidated based on financial statements for the twelve months ended October 31, 2001.

In the consolidated income statement, companies acquired during the year are consolidated as from the date of acquisition, and companies divested during the year are consolidated up to the date of divestment.

Information regarding the main changes in Group structure is given in Note 2-3.

1-2. FULL CONSOLIDATION OF CREDIT AND FINANCIAL SERVICES DIVISION SUBSIDIARIES

a. Presentation policies

Components of "ordinary banking income" have been allocated to the various items included in the Group's operating income, while operating items have been classified under consolidated operating income. Assets and liabilities are allocated to the relevant headings in the consolidated balance sheet, with customer loans and deposits presented separately.

The Credit and Financial Services Division's contribution is presented in the table on Information by Division.

b. Valuation policies

Currency and interest rate swaps are accounted for in accordance with Comité de la Réglementation Bancaire et Financière (CRBF) regulation 90-15 (as amended). Income and expenses are recorded in the income statement on an accruals basis representing their net amount. A reserve is booked for unrealised losses on interest rate swaps treated as trading transactions, based on the estimated market value of the swaps at the year-end. Unrealised gains and losses on contracts used as overall hedges of interest rate risk are not recognised.

Securities transactions are recorded in accordance with amended CRBF regulation 90-01 and The Banking Commission Instruction n° 94-07. Securities are valued at their market price at the year-end.

Reserves for loan losses are recorded in respect of customer loans to cover the estimated probable loss, determined on a statistical basis.

c. Definition of Group Net Indebtedness

Due to full consolidation of the Credit and Financial Services Division, borrowings now include the funding of customer loans. However, the Group's net indebtedness represents borrowings net of cash and cash equivalents, excluding loans to customers of the Credit and Financial Services Division.

1-3. TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of foreign subsidiaries are translated into euros as follows:
- balance sheet items are translated at the year-end exchange rate,
- income statement items and changes in cash are translated at the average rate for the year,
- foreign exchange differences arising from the change in rates from the previous year to the current year as well as the difference arising from the conversion at year-end rates of items previously converted at average rates are recorded as a separate component of shareholders' equity, under "Cumulative translation adjustments",
- foreign exchange differences relating to foreign currency borrowings used to finance investments or permanent advances to foreign subsidiaries are recorded under "Cumulative translation adjustments" included in consolidated shareholders' equity.

1-4. FOREIGN CURRENCY TRANSACTIONS

Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date or at the currency hedge rate, where applicable.

At the year-end, assets and liabilities denominated in foreign currencies that have not been hedged are translated at the year-end exchange rate.

Unrealised gains and losses resulting from these translations are included in interest income.

1-5. CURRENCY AND INTEREST RATE INSTRUMENTS

The Group uses various financial instruments to reduce its exposure to currency and interest rate risk. The instruments used are all listed on organised markets or are purchased from or sold to leading counterparties in over-the-counter transactions.

The accounting treatment of currency and interest rate instruments is as follows:

a. Forward foreign exchange contracts

Forward foreign exchange contracts are performed in order to hedge currency risks on commercial transactions recorded in the balance sheet and future transactions that are the subject of a firm commitment.

Gains and losses on these contracts are recognised on a symmetrical basis with the loss or gain on the hedged transaction.

b. Interest rate swaps

Income and expenses generated by interest rate swaps used to hedge financial assets and liabilities are recorded on a symmetrical basis with the expense or income on the hedged item.

Swaps that do not qualify as effective hedges of interest rate risks are estimated at market value. A reserve is booked for any unrealised losses, and unrealised gains are not recognised.

c. Other financial instruments

Income and expenses on all other financial instruments used for hedging purposes are recorded on a symmetrical basis with the expense or income on the hedged item.

Financial instruments traded over-the-counter that do not qualify as effective hedges are estimated at market value. A reserve is booked for any unrealised losses, and unrealised gains are not recognised.

Financial futures and options are reported as off-balance sheet commitments at their nominal value (Note 25).

The accounting policies applied by financial services companies are presented in Note 1-2.

1-6. GOODWILL

At the time of acquisition of consolidated subsidiaries, the identifiable assets and liabilities acquired are valued based on their prospective use. Assets which are not used in the business are stated at their market value. Assets used in the business are stated at their fair value to the Group. Additional fair value adjustments may be made during the year following the date of acquisition.

The Group applies the partial revaluation method to record the impact of valuation at fair value of identifiable assets. The corresponding assets are therefore recognised on the balance sheet on the basis of the Group's interest.

The difference between the cost of the shares, including purchasing expenses, and the Group's share in the underlying identifiable net assets at the date of acquisition, is recorded on the assets side of the balance sheet under "Goodwill" (Note 9).

Goodwill is generally amortised on a straight-line basis over 40 years, except in cases where a shorter period is considered more appropriate based on the assumptions used and the objectives set at the time of acquisition of the shares.

1-7. OTHER INTANGIBLE ASSETS

In view of the nature of the Group's businesses, brands, trademarks, market share and goodwill may represent substantial identifiable assets following the take-over of consolidated subsidiaries.

These items can be separately identified and changes in their value can be measured. Their value is determined by independent experts based on sales and operating margin (Note 10).

The Group takes appropriate action to preserve the value of these intangible assets, and in the case of a permanent impairment in value, an allowance is booked by way of a charge against income. Their value is reviewed at regular intervals using the same methods as at the time of acquisition.

The Group also assesses the consistency of the carrying value of goodwill and other intangible assets by comparing the net book value of the relevant company in the consolidated financial statements with the company's fair value to the Group. Fair value to the Group is estimated by applying several different methods based on theoretical market capitalisation, discounted future cash flows and revalued net assets (excluding intangible assets).

1-8. TANGIBLE ASSETS

a. Property, plant and equipment acquired outright

Property, plant and equipment are stated at historical cost, excluding interest. Assets that have been revalued are restated at historical cost in consolidation, except for assets held by French companies which were included in the 1976 legal revaluation.

Property, plant and equipment are generally depreciated by the straight-line method over their estimated useful lives. The main useful lives applied by the Group are as follows:

Buildings	20 to 40 years
Improvements to land and buildings	10 to 20 years
Plant and equipment	3 to 10 years
Vehicles	4 to 8 years
Office equipment and furniture	7 to 10 years

b. Property, plant and equipment held under finance leases

In compliance with regulation n° 99-02, property and equipment held under finance leases for material amounts are recorded as if the related assets had been acquired outright. Only those lease contracts which transfer all the advantages and risks inherent to ownership of the asset are viewed as finance leases.

Assets held under finance leases are booked as consolidated assets and depreciated based on the periods set out above in **a.**

The related liabilities are recorded under borrowings in the consolidated balance sheet.

Capital gains on lease-back operations are recorded in the income statement over the term of the contract.

1-9. FINANCIAL INVESTMENTS

Investments in non-consolidated companies and other investments included in the balance sheet are stated at cost.

A reserve for impairment is recorded when the book value is lower than the acquisition cost.

The relevant securities' inventory value is based on their fair value to the Group. This is determined based on the Group's share in the underlying net assets (or revalued net assets, if appropriate), the company's earnings outlook and, in the case of listed companies, the share price if relevant to valuation (Note 13).

1-10. INVENTORIES AND WORK-IN-PROGRESS

Inventories are stated at cost, determined as follows:
- for the majority of Group companies, by the FIFO method or a similar method producing equivalent results,
- for Printemps and Gucci, based on the sales price less a discount corresponding to the margin and mark-down (method recommended in the guidelines for companies engaged in several lines of retail business).

Allowances are booked to write down inventories in the event that their replacement cost or probable realisable value is below cost price. The same applies for slow-moving inventories (Note 15).

1-11. MARKETABLE SECURITIES

Marketable securities are stated at the lower of cost or market value. The market value of listed securities is determined on the price quoted on the last trading day prior to the year-end.

Bonds

Bonds are stated at their face value adjusted for the premium or discount. Accrued interest at the date of acquisition is recorded under "Non-operating receivables".

Mutual funds

Mutual fund units, "SICAVs", are stated at cost excluding subscription fees. At the year-end, an allowance is booked if their carrying value represents less than their net asset value. Unrealised gains are not recognised.

Money market securities

Money market securities - mainly certificates of deposit and BSF notes - are purchased on either the primary or the secondary market. Securities acquired on the secondary market are stated at cost excluding accrued interest at the date of acquisition.

Prepaid interest is credited to interest income on an accruals basis.

1-12. TREASURY STOCK

Pinault-Printemps-Redoute shares held by fully consolidated companies are recorded:
- under marketable securities, as assets on the balance sheet, if they are acquired for the specific purpose of being attributed to employees or for stabilising the share price,
- in all other cases, they are deducted from shareholders' equity.

The accounting treatment of gains and losses on sales of treasury stock also depends on the purpose for which they were acquired. Gains and losses on shares attributed to employees or on sales of shares acquired to stabilise the share price are recorded in the income statement. In all other cases, the gain or loss and the related tax effect are recorded under consolidated shareholders' equity.

1-13. DEBT AND SHARE ISSUANCE COSTS - BOND REDEMPTION PREMIUMS

Debt issuance costs are amortised over the term of the debt.

Debt is stated at the issue cost. Any issue or redemption premiums net of taxes are amortised over the term of the issue, in accordance with the recommended method.

Costs associated with an increase in capital and merger of Pinault-Printemps-Redoute are charged against the share or merger premium.

1-14. DEFERRED TAXATION

Deferred taxes are calculated by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis with the following exceptions:
- goodwill where the related amortisation is not tax deductible,
- fair value adjustments to non-amortised intangible assets that cannot be divested separately from the company acquired.

Net deferred tax assets or liabilities are calculated separately for each individual company or for all companies included in the same tax group. Net deferred tax assets are recognised only in cases where the related tax benefit can reasonably be expected to be realised by the company or the tax group in the foreseeable future. Deferred tax assets are recognized for tax loss carry-forwards only in cases where their utilization is considered highly probable.

Since the period in which certain material temporary differences are likely to reverse cannot be accurately determined, tax assets and liabilities are not discounted.

1-15. RESERVES FOR RETIREMENT AND RELATED COMMITMENTS OBLIGATIONS

The Group companies contribute to pension schemes for their employees in accordance with local laws and practices.

Pension costs for defined contribution plans correspond to the periodic contributions paid by the company. In the case of defined benefit plans, a reserve is booked to cover any vested rights of employees to supplementary pensions, retirement bonuses or other retirement benefits that are not covered by pension fund assets or funded under insurance plans.

The Group's retirement obligations are determined on the basis of actuarial estimates, using the projected unit credit method. The total future obligation for the payment of pensions and other retirement benefits to retired and active employees is determined based on the agreements in force within each company. The Group's obligation for retirement bonuses is calculated so as to spread the cost over the total number of years' service of each employee on a straight-line basis.

The mortality rates, staff turnover rates, projected future salary levels and discount rates applied take into account economic conditions in each country and the specific conditions applicable to each subsidiary. The net discount rates used to determine the present value of future commitments generally range from 4% to 4.5% (Note 19).

The Group's obligation for the payment of other post-retirement benefits (healthcare costs) is fully funded under insured plans.

1-16. OTHER RESERVES FOR CONTINGENCIES AND LOSSES

These reserves are intended to cover clearly identified losses and expenses that are likely to be incurred, in view of events that have taken place or are in progress, but are uncertain as to the amount or the date at which they will arise (Note 20).

a. Reserves for contingencies related to operations in Africa

The Group consistently applies an appropriate policy for the determination of reserves for contingencies to be recorded in respect of its investments in high-risk geographical areas.

The financial statements of the African subsidiaries are restated in consolidation to include additional allowances against inventory and trade receivables.

Moreover, consolidated financial statements include a reserve for country risks, based on the total assets of fully consolidated African subsidiaries, with a rate depending on the estimated risk represented by each relevant country.

b. Reserves for tax assessments

No reserve is booked for tax reassessments notified (or in the process of being notified) by the tax authorities following a tax audit if the company concerned has challenged or intends to challenge the reassessments, and there is a reasonable probability that the outcome of the appeal procedure will be favourable.

Tax reassessments that do not involve a dispute with the authorities are recorded as a liability as soon as the amount involved is known.

c. Other reserves

Other reserves for contingencies and losses include reserves to cover:
- the estimated cost of restructuring plans (employee lay-off costs, site closure costs...), which are recorded upon announcement of the decision to implement the plan,
- the cost of claims and litigation with third parties, determined on the basis of estimates produced by the companies concerned and their legal advisers,
- the probable costs arising from warranties given by the Group in connection with the disposal of fixed assets or businesses.

1-17. STATEMENT OF CASH FLOWS

Net charges to allowances against current assets are deducted for the purpose of calculating cash flow, because they are equivalent to costs giving rise to a cash outflow.

1-18. EBITDA

EBITDA represents operating income before depreciation, amortisation and allowances for operating fixed assets charged to the income statement.

1-19. DISTINCTION BETWEEN OPERATING INCOME AND NON-RECURRING ITEMS

Non-recurring items recorded in the consolidated income statement include exceptional items arising from ordinary activities and extraordinary items.

Non-recurring items arising from ordinary activities represent income and expense unrelated to the company's usual business that are exceptional in terms of their amount, impact or frequency (Note 5).

1-20. EARNINGS PER SHARE

Earnings per share before dilution are calculated by dividing net income (group share) by the weighted average number of shares outstanding during the year.

All shares carrying an unlimited right to earnings are included in the calculation. The weighted average number of shares outstanding does not include Pinault-Printemps-Redoute shares held by consolidated companies, but does include shares that are intended for allocation to employees or were acquired to stabilise the share price and are therefore carried in the balance sheet under marketable securities (Note 1.12).

Diluted earnings per share are calculated by including all securities issued by Pinault-Printemps-Redoute or its subsidiaries that are convertible, redeemable, exchangeable or otherwise exercisable for Pinault-Printemps-Redoute shares. Dilution is calculated separately for each security, based on market prices at the year-end, excluding anti-dilutive securities.

When the funds corresponding to potential future share issues are received at the time of issue of dilutive securities (for example, convertible bonds), the numerator is equal to net income before dilution plus the savings in interest expense that would be realised in the event of conversion, net of tax. Interest expense, net of tax, incurred in connection with the financing of shares intended to be attributed to employees is deducted from net income for the purposes of the calculation.

If the funds are received when the rights are exercised (this is the case, for example, of equity warrants and stock options), they are assumed to be assigned on a priority basis to the purchase of shares at market price, provided that the market price exceeds the exercise price of the right. Market price corresponds to the year-end price, or the average price for the last month of the year if this is more representative.

In both cases, the funds are treated as having been received on the date of issue of the dilutive instruments in the year of issue and on January 1 in all subsequent years.

2 - Changes in group structure

2-1. GROUP STRUCTURE

The list of companies included in the Pinault-Printemps-Redoute scope at consolidation at December 31, 2001 is provided in the appendix.

2-2. HIGHLIGHTS

Pinault-Printemps-Redoute, Gucci and LVMH signed a tripartite agreement on September 10, 2001, terminating all litigation in progress (Note 27.6). This agreement covers:
- Pinault-Printemps-Redoute's acquisition of 8,579,337 Gucci shares at USD 94 per share from LVMH, increasing its stake in Gucci to 53.2%.
- The issue of bonds convertible into new shares and/or exchangeable for existing shares on November 8, 2001, providing the financing notably for the transaction described above (Note 21.5).
- Gucci's payment of a special USD 7 dividend per share to all Gucci shareholders except Pinault-Printemps-Redoute in December 2001.
The consolidation of the Gucci group in Pinault-Printemps-Redoute's consolidated financial statements at December 31, 2001 is based on financial statements for the twelve months ended October 31, 2001 (Note 1.1). However, the Group recorded a reduction in cash in its 2001 consolidated financial statements with the special dividend paid as of December 14, 2001.
- Pinault-Printemps-Redoute's agreement to buy Gucci shares at USD 101.5 per share in the form of a bid between March 22, 2004 and April 30, 2004 (Note 27.1).

2-3. MAIN CHANGES IN GROUP STRUCTURE

Newly consolidated companies:

The main newly consolidated companies in 2000 were as follows:
- Conforama: Emmezeta, acquired gradually throughout 2001, and Gerstenhaber,
- Rexel in the United States: Ryall (consolidated at January 15, 2001), Commerce Corporation (consolidated at February 1, 2001) and Esco (consolidated at March 1, 2001),
- Pinault Bois & Matériaux: Groupe Malet Matériaux,
- Guilbert: Corporate Express (consolidated at October 1, 2001),
- Gucci: Bédat (consolidated over 10 months), Bottega Veneta (consolidated over 8 months), Di Modolo (consolidated over 7 months), and Balenciaga (consolidated over 4 months).

Key financial data for the consolidated companies acquired during 2001 is as follows:

(in € millions)		Net sales	Operating income	Capital employed*	Net indebtedness
Conforama	Emmezeta	562.8	40.1	194.4	420.1
	Gerstenhaber	43.5	3.8	6.9	(3.0)
Rexel	Ryall	84.6	2.8	14.8	–
	Commerce Corporation	32.7	0.4	3.2	–
	Esco	59.4	2.2	19.3	–
PBM	Groupe Malet Matériaux	52.4	2.0	9.0	3.5
Guilbert	Corporate Express	18.4	0.3	6.8	24.5
Gucci	Total acquisitions	55.3	(15.9)	29.0	5.3
Total		909.1	35.7	283.4	450.4

(*) Capital employed = fixed assets + working capital.

Buyout of minority interests

According to the agreement dated September 10, 2001, the Group purchased 8,579,337 Gucci shares from LVMH increasing its stake in Gucci to 53.2% in the last quarter.

In January 2001, Finaref took over Cardif's 40% stake in Finaref Vie and Finaref Risques Divers, thereby acquiring 100% ownership.

Conforama's stake in Emmezeta rose from 60% to 100% in July 2001.

Divestments

At the end of December 2001, Finaref sold 49% of Banque Générale du Commerce to ABN-AMRO.

In June 2001, the Rexel group sold off the distribution business specialising in plumbing and water supply materials, heating, air-conditioning and industrial products of Rexel Canada (Westburne), acquired in September 2000. These activities were intended for sale and not consolidated at December 31, 2000.

2-4 PRO FORMA INCOME STATEMENT

In order to provide more meaningful comparisons between 2001 and 2000, pro forma income statements have been prepared based on the following principles:
- Companies divested or deconsolidated in 2001 have been treated as if they had been divested or deconsolidated as of January 1, 2000,
- Companies acquired or fully consolidated for the first time in 2001 have been consolidated over the full 12-month period, and 2000 income statement items have also been taken into account,
- The 2000 income statements of foreign subsidiaries have been translated at the average exchange rate for 2001.

(in € millions)	2001 Pro forma	2000 Pro forma
Net sales	27,907.8	27,256.8
Cost of sales	(17,245.4)	(16,943.5)
Gross margin	10,662.4	10,313.3
Payroll expenses	(3,773.0)	(3,654.2)
Other operating expenses and income	(4,915.4)	(4,674.2)
Operating income	1,974.0	1,984.9
EBITDA	2,415.4	2,416.0
Amortisation of goodwill	(152.2)	(151.4)

Gucci's pro forma operating income covers the 12-month period from November 1 to October 31.

3 - Operating income

3-1. PAYROLL EXPENSES

Payroll expenses break down as follows by company:

(in € millions)	2001	2000
Printemps	(161.9)	(158.5)
Conforama	(386.1)	(296.8)
Redcats	(673.9)	(678.1)
Fnac	(474.9)	(415.0)
Orcanta	(6.4)	(4.4)
Retail	(1,703.2)	(1,552.8)
Luxury Goods	(453.0)	(374.3)
Rexel	(947.0)	(830.4)
Pinault Bois & Matériaux	(177.8)	(163.6)
Guilbert	(279.2)	(255.1)
CFAO	(108.9)	(95.1)
Business to Business	(1,512.9)	(1,344.2)
Credit and Financial Services	(62.2)	(56.9)
Misc.	(22.8)	(23.1)
Total	(3,754.1)	(3,351.3)

In 2001, payroll expenses amounted to € 3,611.7 million in respect of Group employees, including € 55.4 million in employee profit-sharing, versus € 3,215.6 million in 2000, including € 50.9 million in employee profit-sharing. The balance of 2001 expenses primarily related to non-Group employees such as temporary staff.

3-2. OTHER OPERATING INCOME AND EXPENSES

This item breaks down as follows:

(in € millions)		2001		2000
Selling and advertising expenses		(1,590.0)		(1,406.0)
Operating costs		(3,056.0)		(2,724.6)
Occupancy costs	(786.5)		(695.8)	
Other	(2,269.5)		(2,028.8)	
Other operating expenses and income		(249.3)		(218.3)
Total		(4,895.3)		(4,348.9)

In 2001, "Other operating expenses and income" includes depreciation and amortisation expense of € 438.5 million related to tangible and intangible investments (2000: € 398.8 million).

4 - Net financial expenses

Net financial expenses can be broken down as follows:

(in € millions)	2001	2000
Interest expense on borrowings	(645.3)	(472.3)
Interest income on cash and cash equivalents	185.3	223.5
Interest income on long-term investments	43.4	23.6
Interest income from operating activities	(1.2)	(37.2)
Total	(417.8)	(262.4)

Income on long-term investments includes dividends received from non-consolidated companies, representing € 15.5 million in 2001 (2000: € 11.7 million).

5 - Non-recurring items

Non-recurring items can be analysed as follows:

(in € millions)	2001	2000
Disposals of operating fixed assets	68.6	7.0
Disposals of investments and related transactions	11.2	16.9
Restructuring costs [1]	(72.9)	(42.7)
Costs related to claims and litigation	(12.9)	(6.4)
Other non-recurring income and expenses	(27.0)	(1.8)
Total	(33.0)	(27.0)

(1) € 31.3 million for the Retail division (€ 17.4 million in 2000) and € 40.4 million for the Business to Business division (€ 19.8 million in 2000).

6 - Income taxes

6-1. ANALYSIS OF THE TAX CHARGE

The corporate income tax charge can be analysed as follows:

(in € millions)	2001	2000
Income before tax*	1,527.5	1,597.8
Current taxes	(344.6)	(291.2)
Tax on distributed income	(3.3)	(3.0)
(Deferred tax (charge)/benefit	56.2	(65.1)
Total tax charge	(291.7)	(359.3)
Effective tax rate	19.10%	22.49%

* Income of fully consolidated companies before tax.

6-2. EFFECTIVE TAX RATE

The difference between the standard corporate income tax rate in France and the effective tax rate paid by the Group can be analysed as follows:

(% of income before tax)	2001	2000
Standard French corporate tax rate	33.33%	33.33%
Impact of taxation of non-French subsidiaries	– 7.95%	– 5.73%
Average normal Group rate	25.38%	27.60%
Surtaxes of 6% and 3.3% in 2001 and 10% and 3.3% in 2000	0.80%	1.83%
Impact of permanent differences and items taxed at reduced rates	– 0.84%	– 1.79%
Impact of unrecognised timing differences	0.03%	0.28%
Tax loss carryforwards generated/(utilised) during the year net of the impact of tax consolidation	– 6.27%	– 5.43%
Effective tax rate	19.10%	22.49%

Three tax groups have been set up in France, headed by Pinault-Printemps-Redoute SA (187 subsidiaries), Rexel SA (29 subsidiaries) and Finaref SA (6 subsidiaries).

6-3. TAX LOSS CARRY-FORWARDS

Change in tax losses carry-forwards which did not lead to the recognition of deferred tax assets can be summarised as follows:

(in € millions)	2001	2000
At January 1	901.1	888.3
Losses generated during the year	80.2	131.6
Losses utilised during the year	(175.3)	(147.6)
Losses time-barred during the year		(25.2)
Effect of changes in Group structure and exchange rate adjustments	(42.2)	54.0
At December 31	763.8	901.1

At December 31, 2001, potential tax savings arising from these losses are carried forward into the following schedule:

(in € millions)	2001	2000
Ordinary tax losses carry-forwards		
Expiring in less than five years	91.6	172.9
Expiring in more than five years	64.7	53.7
Sub-total	156.3	226.6
Indefinite carry-forward	82.5	78.8
Total	238.8	305.4

7 - Attributable net income and earnings per share

7-1. ATTRIBUTABLE NET INCOME

Attributable net income before amortisation of goodwill amounted to € 890.6 million in 2001, compared with € 878.1 million in 2000.

7-2. NUMBER OF SHARES USED TO CALCULATE EARNINGS PER SHARE

(number of shares)	2001	2000
Weighted average number of		
- common shares issued and outstanding	119,120,986	118,898,861
- common shares held as treasury stock	(507)	(179,803)
Total before dilution	119,120,479	118,719,058
Weighted average number of share equivalents		
- convertible bonds	6,262,650	5,237,152
- stock options	53,706	107,923
Total after dilution	125,436,835	124,064,133

The average price in December 2001 (€ 147.6) was used to calculate equivalent shares at December 31, 2001 (€ 228.8 at December 31, 2000).

Convertible bonds issued by Pinault-Printemps-Redoute have been treated as dilutive instruments.

7-3. ADJUSTED NET INCOME

(in € millions)	2001	2000
Before adjustment	752.7	767.0
Interest on share equivalents	26.2	23.4
After adjustment	778.9	790.4

8 - Statement of cash flows

8-1. NET CASH FROM OPERATING ACTIVITIES BEFORE CHANGES IN WORKING CAPITAL

This item breaks down as follows:

(in € millions)	2001	2000
Operating cash flow	2,433.7	2,270.1
Other items	(985.8)	(774.3)
Net cash from operating activities before changes in working capital	1,447.9	1,495.8

8-2. CHANGES IN WORKING CAPITAL REQUIREMENTS

These changes can be analysed as follows:

(in € millions)	2001	2000
Change in operating working capital excluding customer loans	308.0	191.5
Change in non-operating working capital	52.9	(365.1)
Change in working capital	360.9	(173.6)
Change in customer loans	(151.5)	(304.7)

8-3. NET OPERATING INVESTMENTS

Net operating investments can be analysed by company as follows:

(in € millions)	2001	2000
Printemps	(43.4)	(57.9)
Conforama	(95.4)	(80.9)
Redcats	(54.8)	(34.9)
Fnac	(113.3)	(116.8)
Orcanta	(17.1)	(4.4)
Retail	(324.0)	(294.9)
Luxury Goods	(326.6)	(193.2)
Rexel	12.5	(91.2)
Pinault Bois & Matériaux	(4.1)	(13.2)
Guilbert	(16.6)	(27.6)
CFAO	(23.0)	(16.5)
Business to Business	(31.2)	(148.5)
Credit and Financial Services	(24.2)	(4.3)
Misc.	99.2	(9.6)
Total	(606.8)	(650.5)

8-4. NET FINANCIAL INVESTMENTS

Net financial investments break down as follows:

(in € millions)	2001	2000
Acquisitions of subsidiaries and affiliates	(1,990.0)	(3,238.2)
Cash acquired	39.7	293.6
Divestment of subsidiaries and affiliates	229.7	41.5
Sub-total	(1,720.6)	(2,903.1)
Acquisitions of other investments net of disposals	(95.3)	(274.4)
Net cash difference	(3.4)	204.0
Total	(1,819.3)	(2,973.5)

8-5. CAPITAL INCREASES

Net cash provided by increases in capital breaks down as follows:

(in € millions)	2001	2000
Pinault-Printemps-Redoute share issues	502.2	129.6
Share issues by subsidiaries not suscribed to by the parent company	1.1	55.8
Total	503.3	185.4

9 - Goodwill

Goodwill breaks down as follows:

	31.12.2001			31.12.2000
(in € millions)	Gross	Amorti-sation	Net	Net
Retail				
Printemps	37.5	(9.7)	27.8	28.7
Conforama	1,033.7	(66.8)	966.9	299.1
Redcats	1,178.9	(177.1)	1,001.8	987.4
Fnac	498.4	(75.7)	422.7	408.4
Business to Business				
Rexel	1,703.8	(151.6)	1,552.2	1,413.2
Pinault Bois & Matériaux	113.6	(21.3)	92.3	68.0
Guilbert	1,059.1	(97.2)	961.9	930.1
CFAO	108.6	(34.9)	73.7	75.9
Credit and Financial Services	243.2	(54.7)	188.5	180.9
Misc.	10.1	(6.0)	4.1	20.0
Total	5,986.9	(695.0)	5,291.9	4,411.7

Goodwill for companies consolidated during 2001 is currently being calculated.

The main movements for the year were as follows:

(in € millions)		
Net book value at December 31, 2000		4,411.7
Retail division acquisitions		715.1
of which Conforama	689.1	
Business to Business acquisitions		225.1
of which Rexel	142.3	
Credit and Financial Services division acquisitions		21.2
Cumulative translation adjustments		67.8
Amortisation for the year		(149.0)
Net book value at December 31, 2001		5,291.9

10 - Other intangible assets

This item can be analysed as follows:

(in € millions)	31.12.2001 Gross	31.12.2001 Amortisation Depreciation	31.12.2001 Net	31.12.2000 Net
Brands, trademarks and market shares	5,541.3	(23.2)	5,518.1	4,430.6
Purchased goodwill, leasehold rights	346.3	(39.6)	306.7	292.0
Other	887.7	(216.4)	671.3	489.8
Total	6,775.3	(279.2)	6,496.1	5,212.4

The breakdown by Division is as follows:

(in € millions)	2001	2000
Retail		
Printemps	196.3	191.3
Conforama	488.1	480.1
Redcats	614.9	601.6
Fnac	112.7	100.0
Orcanta	20.7	11.9
Business to Business		
Rexel	459.3	464.2
Pinault Bois & Matériaux	5.5	6.4
Guilbert	27.5	42.7
CFAO	23.3	23.2
Credit and Financial Services	19.9	23.0
Luxury and Misc.	4,527.9	3,268.0
Total	6,496.1	5,212.4

The year-on-year movement between 2001 and 2000 is primarily due to the additional difference generated by the purchase of Gucci shares and the Group's waiver of the exceptional dividend (Note 2-2).

11 - Tangible assets

The breakdown by type of tangible assets is as follows:

(in € millions)	31.12.2001 Gross	31.12.2001 Amortisation Depreciation	31.12.2001 Net	31.12.2000 Net
Land and buildings	1,871.6	(648.2)	1,223.4	975.5
Plant and equipment	2,830.1	(1,697.9)	1,132.2	1,041.5
Other tangible assets	595.8	(281.7)	314.1	291.1
Total	5,297.5	(2,627.8)	2,669.7	2,308.1

"Plant and equipment" includes € 3.9 million of leased equipment at cost before accumulated depreciation of € 1.9 million for 2001 (net book value of € 38.3 million in 2000).

Changes in tangible assets can be analysed as follows:

(in € millions)	31.12.2001 Gross	31.12.2001 Amortisation Depreciation	31.12.2001 Net
Beginning of period balance	4,737.1	(2,429.0)	2,308.1
Additions	666.2	–	666.2
Disposals	(410.0)	280.1	(129.9)
Cumulative translation adjustments	68.4	(41.9)	26.5
Changes in Group structure	235.8	(44.5)	191.3
Depreciation for the year	–	(392.5)	(392.5)
End of period balance	5,297.5	(2,627.8)	2,669.7
of which held under finance leases	441.6	(148.3)	293.3

Divestments for the year include the following items:
- Rexel's disposal of its main equipment and software in connection with a management contract of IT infrastructure,
- Pinault-Printemps-Redoute SA's disposal of a real estate complex in Clichy La Garenne, nearby Paris.

12 - Investments in companies accounted for by the equity method

The Group's share in the net assets and net income of companies accounted for by the equity method is presented below:

	31.12.2001			31.12.2000
(in € millions)	Retained earnings	Income	Total	Total
Sodice	16.8	3.3	20.1	18.3
Banque Finaref - ABN Amro	37.8	N/A	37.8	N/A
Others (< € 10 million)	15.4	3.3	18.7	18.6
Total	70.0	6.6	76.6	36.9

13 - Investments at cost

This item can be analysed as follows:

	31.12.2001			31.12.2000
(in € millions)	Cost	Allow-ances	Net	Net
Investments representing (1) interests of over 50% (2)	146.6	(43.0)	103.6	207.0
Investments representing (1) interests 20 to 50%	25.7	(17.1)	8.6	14.5
Investments representing (1) interests of less than 20%	54.1	(14.4)	39.7	36.1
Total	226.4	(74.5)	151.9	257.6

(1) Long-term investments in companies that are not consolidated because they are not material in relation to the Group as a whole, but with which the Group maintains ongoing relations, and investments which are not intended to be held over the long-term.

(2) At December 31, 2000, this item included a € 121.5 million investment in Westburne's plumbing business, sold in 2001.

14 - Other investments

This item breaks down as follows:

(in € millions)	31.12.2001	31.12.2000
Advances to non-consolidated companies and LT loans	309.6	223.6
Investment in insurance companies	36.4	34.6
Others (1)	107.5	78.4
Total	453.5	336.6

(1) Mainly guarantee deposits.

15 - Inventories and work-in-progress

This item can be analysed as follows:

(in € millions)	31.12.2001	31.12.2000
Commercial inventories	4,027.5	3,846.1
Industrial inventories	192.2	132.5
Cost	4,219.7	3,978.6
Allowances	(397.1)	(319.1)
Total	3,822.6	3,659.5

16 - Operating and non-operating receivables

These items can be analysed as follows:

(in € millions)	31.12.2001	31.12.2000
Trade receivables - Gross	2,379.6	2,496.5
Other operating receivables - Gross	1,693.1	1,694.9
Less allowances	(293.9)	(252.9)
Operating receivables	3,778.8	3,938.5
Customer loans - Gross	5,986.0	6,114.7
Less allowances	(545.9)	(701.4)
Customer loans	5,440.1	5,413.3
Receivables on disposals of fixed assets - Gross	58.3	45.7
Other receivables - Gross	604.3	620.9
Deferred tax assets	527.6	324.6
Less allowances	(101.4)	(75.9)
Non-operating receivables	1,088.8	915.3
Total	10,307.7	10,267.1

An ongoing securitisation and customer receivable divestment programme is in place in the Business to Business and Credit and Financial Services divisions. At December 31, 2001, the programme included € 1,069 million in customer receivables for the Business to Business division and € 279 million in remaining outstanding securitised customer loans for the Credit and Financial Services division. These receivables are posted as cash assets.

Loan financings are presented below:

(in € millions)	31.12.2001	31.12.2000
Customer loans - Assets	5,440.1	5,413.3
Customer deposits - Liabilities	(18.4)	(168.1)
Customer loans financing	5,421.7	5,245.2

17 - Cash and cash equivalent

This item breaks down as follows:

(in € millions)	31.12.2001	31.12.2000
Bonds	289.3	58.4
Money market securities	8.7	28.7
Mutual funds (SICAVs and FCPs)	3,403.1	3,354.9
Own shares	282.2	427.9
Allowances	(27.9)	(27.3)
Marketable securities (1)	3,955.4	3,842.6
Short-term deposits	1,665.6	1,276.8
Cash	88.2	100.3
Cash	1,753.8	1,377.1
Cash and cash equivalents	5,709.2	5,219.6

(1) At December 31, 2001, marketable securities included 1,345,050 Pinault-Printemps-Redoute shares held in treasury stock for allocation to employees in the amount of € 251 million in net value, and 26,208 shares acquired to stabilise the share price in the amount of € 4.5 million in net value.
In 2001, purchases involved 1,168,136 shares and sales of 1,807,375 shares, including an over-the-counter transaction involving 1,600,000 shares at a reference price of € 170.42, representing their cost price (Note 27-4).

18 - Shareholders' equity and minority interests

18-1. SHAREHOLDERS' EQUITY

Changes in the share capital of Pinault-Printemps-Redoute SA are presented in the section entitled "Other information" of the annual report.

18-2. MINORITY INTERESTS

Minority interests in fully consolidated companies are as follows:

	31.12.2001			31.12.2000
(in € millions)	Shareholders equity (*)	Net income	Total	Total
Gucci Group	1,979.0	245.1	2,224.1	2,445.9
Rexel Group	389.3	50.7	440.0	393.9
CFAO Group	57.4	21.2	78.6	69.7
Credit and Financial Services Group	80.6	24.6	105.2	91.6
Other	20.9	(0.9)	20.0	20.4
Total	2,527.2	340.7	2,867.9	3,021.5

(*) Including translation adjustments to minority interests.

19 - Retirement reserves

Group commitments under pension and other post-retirement benefit plans and for retirement bonuses are as follows:

(in € millions)	31.12.2001	31.12.2000
Group commitments for retirement bonuses	345.7	338.4
Insured plan assets	(196.3)	(189.6)
Total	149.4	148.8

20 - Other reserves for contingencies and losses

Other reserves for contingencies and losses are as follows:

(in € millions)	31.12.2001	31.12.2000
Reserves for contingencies related to African operations	41.9	46.2
Reserves for claims and litigation	109.9	120.1
Insurance operations technical reserves	36.4	35.1
Restructuring and other reserves	472.2	457.9
Total	660.4	659.3

21 - Borrowings

21-1 ANALYSIS BY CATEGORY

(in € millions)	31.12.2001	31.12.2000
Convertible bonds	2,031.8	1,151.9
Other bonds	2,227.7	1,251.8
Confirmed lines of credit	4,413.8	4,466.9
Drawdowns on non-confirmed lines of credit	2,242.7	2,178.2
Other bank borrowings	1,941.7	1,945.2
Bank overdrafts and foreign currency advances	934.3	598.1
Bonds and bank borrowings	13,792.0	11,592.1
Commercial paper	2,790.0	3,515.9
Employee profit-sharing	86.8	89.5
Other borrowings	649.5	590.7
Obligations under finance leases	231.4	163.7
Total	17,549.7	15,952.0

At December 31, 2001, borrowings were secured by collateral in the amount of € 252.5 million (€ 353.8 million at December 31, 2000).

21-2. ANALYSIS BY MATURITY

(in € millions)	31.12.2001	31.12.2000
N+1	8,947.9	8,345.2
N+2	2,041.9	1,215.8
N+3	2,473.8	2,092.5
N+4	2,346.5	2,117.1
N+5	1,419.9	1,823.1
Beyond	319.7	358.3
Total	17,549.7	15,952.0

N.B. Short-term drawdowns on facilities backed by long-term confirmed lines of credit are included in long-term debt.

21-3. ANALYSIS BY REPAYMENT CURRENCY

(in € millions)	31.12.2001	31.12.2000
Euro	16,030.6	14,573.2
US Dollar	363.5	50.3
Pound sterling	95.6	280.4
CFA franc	79.7	98.0
Swedish Krona	116.5	121.5
Yen	484.0	76.7
Other currencies	379.8	751.9
Total	17,549.7	15,952.0

The above amounts take into account the impact of hedging transactions (Note 25).

21-4. ANALYSIS BY INTEREST RATE

(in € millions)	2001	2000
Average net fixed rate indebtedness	3,305.0	2,626.7
Average net floating rate indebtedness	4,545.5	2,994.7
Average net indebtedness	7,850.5	5,621.4
Average fixed rate of interest	4.1%	3.9%
Average floating rate of interest	4.5%	3.7%
Average rate of interest for the year	4.3%	3.8%

The above amounts and rates reflect average net indebtedness (with interest expense included under net financial expense) and average interest rates paid for each year presented.

Interest rates take into account the impact of hedging transactions (Note 25).

The increase in average rates primarily reflects lower interest on Gucci cash and a decline in its relative contribution to the Group's net indebtedness. The change in interest-rate mix stemming from the full-year consolidation of Gucci had a favourable impact on average rates. Gucci channels its available cash to dollar-based investments whereas the majority of the Group's borrowings are euro-denominated.

21-5. BOND ISSUES

The characteristics of the main bond issues are as follows:

January 30, 1998 indexed bonds (Pinault-Printemps-Redoute SA):

Issue price: € 106,714,312.07 represented by 70,000 bonds with a face value of € 1,524.49.

Annual interest rate: zero coupon.

Term of the bonds: 7 years.

Redemption: on January 31, 2005 at a price of between 100% and 228% of face value. The premium is determined by applying an indexation formula based on the rate of appreciation of the Pinault-Printemps-Redoute SA share price.

Gross yield to maturity: between 0% and 12.5% depending on the Pinault-Printemps-Redoute SA share price.

Balance outstanding at December 31, 2001: € 106,714,312.07.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt.

May 27, 1998 bonds (Pinault-Printemps-Redoute SA):

Issue price: € 304,898,034.48 represented by 400,000 bonds with a face value of € 762.25.

Annual interest rate: 5.20%.

Term of the bonds: 7 years.

Redemption: in full on May 27, 2005.

Gross yield to maturity: 4.99%.

Balance outstanding at December 31, 2001: € 304,898,034.48.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt.

July 17, 2000 bonds (Pinault-Printemps-Redoute SA):

Issue price: € 250,000,000 represented by 250,000 bonds with a face value of € 1,000.

Annual interest rate: EONIA + 0.41%.

Term of the bonds: 2 years.

Redemption: in full on July 17, 2002.

Balance outstanding at December 31, 2001: € 250,000,000.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt.

December 19, 2000 bonds (Pinault-Printemps-Redoute SA):

Issue price: € 250,000,000 represented by 250,000 bonds with a face value of € 1,000.

Annual interest rate: 3-month EURIBOR + 0.55%.

Term of the bonds: 3 years.

Redemption: in full on December 19, 2003.

Balance outstanding at December 31, 2001: € 250,000,000.

May 25, 2001 bonds (Pinault-Printemps-Redoute SA):

Issue price: € 250,000,000 represented by 250,000 bonds with a face value of € 1,000 in connection with the EMTN programme.

Annual interest rate: 3-month EURIBOR +0.30%.

Term of the bonds: 18 months.

Redemption: in full on November 26, 2002.

Balance outstanding at December 31, 2001: € 250,000,000.

July 10, 2001 bonds (Caumartin Participations):

Issue price: € 424,743,760 represented by 424,743,760 bonds with a face value of € 1.

Annual interest rate: 5.2075%, partially indexed on changes in PPR share price.

Term of the bonds: 4 years.

Redemption: in full on July 11, 2005.

Balance outstanding at December 31, 2001: € 424,743,760.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt in the amount of € 350,000,000.

July 13, 2001 bonds (Pinault-Printemps-Redoute SA):

Issue price: € 300,000,000 represented by 300,000 bonds with a face value of € 1,000 in connection with the EMTN programme.

Annual interest rate: 3-month EURIBOR +0.50%.

Term of the bonds: 3 years.

Redemption: in full on July 13, 2004.

Balance outstanding at December 31, 2001: € 300,000,000.

1999 bonds convertible and/or exchangeable for shares (OCEANE) (Pinault-Printemps-Redoute SA):

Issue price: € 999,999,792 represented by 4,784,688 bonds with a face value of € 209.

Annual interest rate: 1.50%.

Term of the bonds: 3 years and 192 days.

Conversion and/or exchange for shares: on January 1, 2003 on the basis of one share per bond.

Normal redemption: in full on January 1, 2003 at a price of € 216.58.

Gross yield to maturity of unconverted bonds: 2.5%.

Balance outstanding at December 31, 2001: a further issue of 452,464 fungible bonds was launched in December 1999 in connection with the Public Exchange Offer for Guilbert.

The combined balance outstanding at December 31, 2001 was € 1,094,564,768 represented by 5,237,152 bonds.

November 8, 2001 bonds convertible and/or exchangeable for shares (OCEANE) (Pinault-Printemps-Redoute SA):

Issue price: € 1,380,000,050 represented by 8,492,308 bonds with a face value of € 162.50.

Annual interest rate: 1.50%.

Term of the bonds: 5 years and 54 days.

Conversion and/or exchange for shares: until December 31, 2001 on the basis of 1.157 shares per bond, and as of January 1, 2002 on the basis of one share per bond.

Normal redemption: in full on January 1, 2007 at a price of € 162.50.

Gross yield to maturity of unconverted bonds: 1.5%.

Balance outstanding at December 31, 2001: € 879,975,684.50 representing 5,415,235 bonds, after the conversion of 3,077,000 bonds by the Artémis Group.

It is the Company's intention to pay a significant part, at least 30%, of the OCEANE by means of shares acquired prior to the conversion date (which could fall within the scope of a performance swap (see Note 27-4)).

The Supervisory Board has already stated that it will redeem at least 1,200,000 OCEANE securities by means of shares held at the bonds' maturity.

December 2, 1997 convertible bonds (Rexel SA):

Issue price: € 207,017,007.21 represented by 662,411 bonds with a face value of € 312.52.

Annual interest rate: zero coupon.

Term of the bonds: 4 years and 13 days.

Conversion into shares: the bonds are convertible at any time, on the basis of 4 shares per bond as of July 6, 1998.

Normal redemption: in full on January 1, 2002 at a price of € 366.16 per bond.

Gross yield to maturity of unconverted bonds: 4%.

Balance outstanding at December 31, 2001: € 57,285,317.

May 11, 1998 indexed bonds (Rexel SA):

Issue price: € 45,734,705.17 represented by 300,000 bonds with a face value of € 152.45.

Annual interest rate: zero coupon.

Term of the bonds: 10 years.

Redemption: on May 11, 2008 at a price of between 121.9% and 260% of face value. The premium is determined by applying an indexation formula based on the rate of appreciation of the Rexel share price.

Gross yield to maturity: between 2% and 10.03% depending on the Rexel share price.

Balance outstanding at December 31, 2001: € 45,734,705.17.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt.

July 15, 1998 bonds (Rexel SA):

Issue price: € 182,938,820.69 represented by 240,000 bonds with a face value of € 762.25.

Annual interest rate: 4.80%.

Term of the bonds: 6 years.

Redemption: in full at par on August 3, 2004.

Gross yield to maturity: 4.62%.

Balance outstanding at December 31, 2001: € 182,938,820.69.

The bonds were swapped on issue into 3-month EURIBOR floating rate debt in the amount of € 121,959,213.79.

May 28, 1996 convertible bonds (Rexel SA):

Issue price: € 130,471,930.33 represented by 935,344 bonds issued at a price of € 139.49, including € 11,856,722.32 represented by 85,000 bonds issued in January 1997 and fungible with the bonds issued on May 28, 1996.

Annual interest rate: 3.50%.

Term of the bonds: 7 years and 6 months and 20 days.

Conversion into shares: at any time as of June 11, 1996, on the basis of one share per bond.

Normal redemption: in full on January 1, 2004 at a price of € 164.80.

Gross yield to maturity of unconverted bonds: 5.50%.

Balance outstanding at December 31, 2001:
€ 129,807,535.40.

Pinault-Printemps-Redoute SA holds the whole of the issue.

Subordinated notes (Finaref SA)

The Credit and Financial Services Division has issued a range of subordinated notes, including equity notes (T.S.R.), perpetual subordinated notes (T.S.D.I.), and perpetual subordinated loans (P.S.D.I.) in the amount of € 108.24 million. € 15.24 million worth of perpetual subordinated notes were subscribed by Pinault-Printemps-Redoute SA which guaranteed the remaining € 93 million.

21-6. MAIN LONG- AND MEDIUM-TERM BORROWINGS AND CONFIRMED LINES OF CREDIT

a. Main long- and medium-term borrowings

The Group has:
- several loans taken out by Pinault-Printemps-Redoute SA and PPR Finance for a total amount of € 359.8 million, maturing on various dates through December 2010. All of these loans have been swapped for floating rate debt at the 3-month EURIBOR.
- a € 750 million loan obtained by Pinault-Printemps-Redoute SA on December 13, 1999, due November 2004. The loan has been securitised by the Pinault-Printemps-Redoute 11/99 securitisation fund. All the units in the fund have been acquired by Armoris Finance SA, which raises refinancing by issuing commercial paper rated A1/P1.
- a € 126.4 million syndicated loan obtained by Rexel on July 23, 1999 which is repayable in instalments up to March 30, 2006. The fixed rate of interest has been swapped for the 3-month EURIBOR.
Balance outstanding at December 31, 2001: € 89.1 million
- a € 50 million, 6.5-year fixed rate syndicated loan obtained by Empire Stores Group PLC on May 26, 1999, due November 28, 2005.
Balance outstanding at December 31, 2001: € 35 million
- a JPY 5 billion fixed rate loan obtained by Gucci Japan Ltd, due July 2004.
- several loans obtained by Finaref SA for a total of € 96 million, with due dates extending into 2003. These loans are all at floating rates.

b. Confirmed lines of credit

- At December 31, 2001, the Group companies, including the Credit and Financial Services division, had access to confirmed lines of credit totalling € 6,974 million (2000: € 6,742 million).

- The undrawn balance on these confirmed lines of credit at December 31, 2001 totalled € 2,560.2 million (2000: € 1,902 million).

- Some of the lines of credit include the customary covenants. The terms of all these covenants were complied with at December 31, 2001.

c. Breakdown of confirmed lines of credit

- Pinault-Printemps-Redoute SA and PPR Finance: € 2,275 million, including € 1,202 million in long-term lines of credit with an average life of 1.8 years.

- Rexel SA: € 68 million due in 5 years with an average life of 2.5 years, and an € 800 million syndicated loan suscribed to on September 13, 2000, including a deferable short-term tranche of € 300 million maturing in September 2002 and € 500 million maturing on September 13, 2005.

- Finelec BV: € 20 million in full, due in five years with an average life of 2.5 years.

- Ellos group: SEK 2,236 million (€ 240 million) in long-term lines of credit with an average life of 0.8 years.

- Gucci Group NV: € 1.35 billion of which € 513 million due in less than one year, renewable on 3 occasions, and € 837 million due in more than one year.

- Finaref SA: € 2,221 million, including long-term lines of credit of € 1,736 million due in more than one year with an average life of 2.1 years.

22 - Operating and non-operating receivables

This item breaks down as follows:

(in € millions)	31.12.2001	31.12.2000
Trade payables	4,400.9	4,077.4
Customer prepayments	145.2	143.8
Other operating payables	2,061.2	1,969.2
Operating payables	6,607.3	6,190.4
Customer deposits (Credit and Financial Services)	18.4	168.1
Fixed asset payables	387.6	356.1
Other non-operating payables	667.3	467.9
Deferred taxes	379.1	387.5
Non-operating payables	1,434.0	1,211.5
Total	8,059.7	7,570.0

Customer prepayments include € 28.7 million corresponding to reserves for warranty costs and returned goods, and accruals for parcel dispatching costs.

23 - Number of employees and senior management compensation

23-1. NUMBER OF EMPLOYEES PER COMPANY

The average number of Group employees, calculated on a full-time equivalent basis, is as follows:

	2001	2000
Printemps	4,859	4,681
Conforama	11,313	8,215
Redcats	20,142	21,245
Fnac	14,150	12,201
Orcanta	213	168
Retail	50,677	46,510
Luxury Goods	9,482	7,531
Rexel	25,366	22,236
Pinault Bois & Matériaux	5,961	5,627
Guilbert	6,891	6,382
CFAO	7,780	7,622
Business to Business	45,998	41,867
Credit and Financial Services	1,202	1,284
Misc.	212	202
Total	107,571	97,394

The average number of employees of companies acquired in 2001 corresponds to the average for the period over which the companies concerned were consolidated.

The number of Group employees per company at December 31, 2001 is as follows:

	2001	2000
Printemps	5,542	5,571
Conforama	13,212	9,430
Redcats	21,895	23,508
Fnac	17,286	14,836
Orcanta	324	208
Retail	58,259	53,553
Luxury Goods	10,097	9,174
Rexel	24,562	25,617
Pinault Bois & Matériaux	6,331	6,084
Guilbert	7,226	7,128
CFAO	7,818	7,766
Business to Business	45,937	46,595
Credit and Financial Services	1,432	1,327
Misc.	210	213
Total	115,935	110,862

23-2. SENIOR MANAGEMENT COMPENSATION

Information concerning Pinault-Printemps-Redoute SA senior management compensation is presented in the section entitled "Other information" of the annual report.

24 - Commitments under finance and operating leases

24-1. OPERATING LEASES

Some Group companies are lessees under real estate equipment leases with non-cancellable terms in excess of one year. Some of these leases include a rent indexation clause.

Future minimum payments due under these leases are as follows:

(in € millions)	31.12.2001
n+1	555.8
n+2	323.1
n+3	248.9
n+4	196.9
n+5	172.0
Beyond	666.8
Total	2,163.5

25 - Exposure to currency and interest rate risk

Off-balance sheet commitments at December 31, 2001 related to the Group's cash management activities are as follows:

25-1. EXPOSURE TO INTEREST RATE RISK

The Pinault-Printemps-Redoute group uses various financial instruments to manage interest rate risk on financial assets and liabilities, including borrowings. The notional amounts of these instruments are as follows:

(in € millions)	31.12.2001	31.12.2000
Swaps: fixed rate lender	2,574	3,485
Swaps: fixed rate borrower	4,505	3,959
Forward contracts	8	14
Options, caps, floors, collars	1,762	1,151

These instruments may serve various purposes:
- swapping floating rate debt into fixed rate debt: the Group entered into an interest rate swap as a fixed rate borrower in the amount of € 4,505 million, including € 3,121 million on behalf of Finaref SA.
- swapping adjustable rate money market securities and fixed rate drawdowns of lines of credit into floating rate debt: the Group entered into interest rate swaps as a fixed rate lender in the amount of € 1,395 million.
- converting fixed rate bonds into floating rate debt: the Group used swaps on a notional amount of € 1,179 million.
- managing interest rate risk on borrowings: using options on a notional amount of € 1,762 million.

The Group's net exposure to interest rate risk taking into account the above hedging transactions is presented below:
- floating rate assets and liabilities exposed to a price risk:

		2001 maturities			
(in € millions)	31.12.2001	Less than one year	One to five years	More than five years	31.12.2000
Fixed rate assets	5,185.4	4,482.6	658.9	43.9	4,750.0
Bonds	2,205.5	153.0	1,172.5	880.0	1,324.2
Commercial paper	2,177.9	1,477.9	700.0		1,053.4
Other financial debt	4,641.8	3,792.6	804.1	45.1	5,149.4
Fixed rate liabilities	9,025.2	5,423.5	2,676.6	925.1	7,527.0

- floating rate assets and liabilities exposed to a cash flow risk:

		2001 maturities			
(in € millions)	31.12.2001	Less than one year	One to five years	More than five years	31.12.2000
Floating rate assets	5,418.3	5,220.2	198.1		5,128.1
Bonds	2,054.1	500.0	1,554.1		1,079.3
Commercial paper	611.8	611.8			2,462.5
Other borrowings	5,859.9	2,726.3	2,784.4	349.2	4,882.9
Floating rate liabilities	8,525.8	3,838.1	4,338.5	349.2	8,424.7

Financial assets and liabilities consist of interest-bearing balance sheet items.

A one point increase or decrease in interest rates would have an impact of € 45 million on consolidated income before tax.

25-2. EXPOSURE TO CURRENCY RISK

(in € millions)	Euro	US Dollar	Pound sterling	Swiss franc	Swedish krona	Yen	Other currencies
Money market assets	819.3	2,884.9	348.5	41.2	11.7	255.2	102.4
Money market liabilities	(924.7)	(337.9)	(42.9)	(102.7)	(23.7)	(494.5)	(41.3)
Gross exposure	(105.4)	2,547.0	305.6	(61.5)	(12.0)	(239.3)	61.1
Hedges of 2001 receivables and payables	171.6	(869.8)	(214.5)	(183.8)	(10.7)	(631.5)	(22.1)
Hedges of 2001 commitments							
Forward purchases and currency swaps	9.2	(155.0)	(11.6)	28.9	(24.9)	(13.0)	34.4
Options		137.1				(21.6)	
Total	9.2	(17.9)	(11.6)	28.9	(24.9)	(34.6)	34.4

Money market assets represent receivables, loans, marketable securities and cash.

Money market liabilities represent borrowings, operating payables and other payables.

25-3. OTHER MARKET RISKS - CREDIT RISK

The Group uses derivative instruments solely to reduce its overall exposure to currency and interest rate risk arising in the normal course of business. All transactions involving derivative instruments are carried out on organised or over-the-counter markets with major players and do not carry any counterparty risk. Gains and losses on derivative instruments in 2001 were not material. Similarly, unrealised gains and losses on commitments and future transactions hedged through derivative instruments were not material at December 31, 2001.

The Group has a large number of customers in a wide range of business segments and is therefore not exposed to any concentration of credit risk. Generally, the Group considers that it is not exposed to any specific credit risk.

26 - Market value of financial instruments

(in € millions)	31/12/2001	31/12/00
Interest rate instruments	14.7	76.7
Swaps: fixed rate lender	44.0	85.2
Swaps: fixed rate borrower	(26.3)	(12.0)
Forward contracts		
Options, caps, floors, collars	(3.0)	3.5
Exchange rate instruments	(22.7)	(36.1)
Hedging receivables and payables		
Exchange rate swaps	(13.9)	3.4
Hedging commitments		
FRA	(25.7)	(22.7)
Options	16.9	(16.8)

27 - Other off-balance sheet commitments and contingencies

27-1. COMMITMENT TO PURCHASE GUCCI SHARES

In connection with the tripartite agreement signed by Pinault-Printemps-Redoute, Gucci and LVMH on September 10, 2001, the Pinault-Printemps-Redoute Group undertakes to make a bid between March 22 and April 30, 2004, at USD 101.5 per Gucci share.

If the Gucci share price is below USD 101.5, the maximum commitment would be USD 4.8 billion, based on the number of outstanding Gucci shares at December 31, 2001.

27-2. OTHER COMMITMENTS GIVEN

They include:

(in € millions)	31.12.2001	31.12.2000
Discounted bills	12.1	10.4
Mortgages and other collateral	252.5	353.8
Endorsements and guarantees (1)	305.8	304.4

(1) At December 31, 2001, the Group's commitments related to Finaref borrowings totalled € 93.0 million (€ 93.0 million at December 31, 2000).

Sellers' warranties comprising the customary guarantees have been given to the buyers of divested businesses.

27-3. COMMITMENTS GIVEN IN CONNECTION WITH THE SHARE BUYBACK PROGRAM

At December 31, 2001, Pinault-Printemps-Redoute SA sold 754,060 put options (options to sell) through its share buyback program, whose due dates range from May 7, 2002 to June 6, 2002, with an average exercise price of € 135.70, including the collection of premiums.

27-4. PERFORMANCE SWAP

Under its Share Buyback Program, Pinault-Printemps-Redoute has entered into a renewable performance swap maturing in November 2002, involving 1,600,000 Company shares, with the following characteristics:
- payment of the EURIBOR rate by Pinault-Printemps-Redoute after deduction of dividends.
- total or partial settlement on Pinault-Printemps-Redoute's initiative before or on the due date, either through the effective delivery of the underlying security at the reference price of € 170.42, or payment of its performance if the share price is below the reference price, or, conversely, through the effective purchase of the underlying security at the reference price or payment of its performance.
- early cancellation on the counterparty's initiative if the share price is below or equal to 50% of the reference price.

27-5. GROUP DEPENDENCE ON PATENTS, LICENCES AND SUPPLY CONTRACTS

Brylane has signed a trademark licence agreement with The Limited (former parent company of Brylane) for the use of the Lane Bryant and Lerner trademarks up to October 20, 2007 without payment of any licence fees. These catalogues had sales of € 461.9 million in 2001 (€ 485.6 million in 2000).

Brylane also has an exclusive licence for the distribution of a selection of Brylane products included in the "Women's View", "Smart Choice" and "Big and Tall" catalogues to Sears customers. The licence is automatically renewable for successive periods of one year. Sales in 2001 for these catalogues amounted to € 109.5 million (€ 112.5 million in 2000).

Apart from the two licences referred to above, the Group is not dependent on any patents, licences or supply contracts.

27-6. CLAIMS AND LITIGATION

The Group is involved in a number of lawsuits or disputes that arise in the normal course of business, including litigation with tax or customs authorities. Reserves for contingencies and losses have been made for the probable estimated cost to the Group's entities, based on the advice of legal counsel.

Following the tripartite agreement of September 10, 2001, Pinault-Printemps-Redoute, Gucci and LVMH jointly abandoned all of their litigation and withdrew all complaints.

Pinault-Printemps-Redoute has been ordered to contribute to the settlement of claims by creditors of Lafa, of which it was a Director prior to May 1992 when Lafa was sold by the Group.

Based on the Group's legal counsel, no litigation currently in progress is likely to have a material impact on the Group's planned development.

To the best of management's knowledge, there are no other claims or litigation, whether in process or pending, likely to have a material impact on the Group's operating results or financial position that are not adequately covered by reserves recorded in the balance sheet.

28 - Relations with the parent company

Virtually all related party transactions consist of transactions with the Group's parent company, Artémis.

The main transactions carried out in 2001 between consolidated companies in the Pinault-Printemps-Redoute Group and Artémis are as follows:
- payment of 2000 dividends in the amount of € 85.8 million (€ 77.1 million in 1999).
- payment of € 10.3 million for 2001 (€ 9.3 million in 2000) for business development consulting services, support in connection with complex transactions, and the supply of development opportunities, new business and cost reduction initiatives. The fees are covered by an agreement approved by the Supervisory Board and have been reviewed by the Finance Committee.

29 - Subsequent events

Subsequent events are presented in the Group's Management Report.

Main consolidated subsidiaries at December 31, 2001

The list of the main consolidated subsidiaries is presented below:

Consolidation method		Full: F Equity: E		
Subsidiaries		% interest		
		2001		2000
PINAULT- PRINTEMPS - REDOUTE		Parent Company		
RETAIL				
PRINTEMPS				
FRANCE PRINTEMPS	F	99.96	F	99.96
France				
FERALIS	F	99.96	F	99.96
MADE IN SPORT	F	100.00	F	100.00
MAGASINS REUNIS DE L'EST	F	93.51	F	93.51
PRINTEMPS.COM	F	100.00	F	100.00
SA DE LOGISTIQUE PRINTEMPS	F	99.99	F	99.99
SA MAGASINS REUNIS	F	93.98	F	93.98
SAPAC PRINTEMPS	F	100.00	F	100.00
SVAN	F	99.99	F	99.99
USSELOISE	F	100.00	F	100.00
CONFORAMA				
CONFORAMA	F	99.95	F	99.95
France				
CONFORAMA France (ex. Apiol)	F	100.00	F	100.00
CONFO ON LINE	F	100.00	F	100.00
COGEDEM	F	100.00	F	100.00
CONFORAMA MANAGEMENT	F	100.00	F	100.00
RABINEAU	F	51.00	F	51.00
SODICE EXPANSION	E	31.88	E	31.88
Spain				
BRICO HOGAR	F	100.00	F	100.00
CONFORAMA ESPAÑA	F	100.00	F	100.00
Luxembourg				
CONFORAMA LUXEMBOURG	F	100.00	F	100.00
Portugal				
HIPERMOVEL	F	100.00	F	100.00
Switzerland				
CONFORAMA SUISSE	F	100.00	F	100.00
IHTM	F	100.00	F	100.00
Italy				
CONFORAMA ITALIA	F	100.00		Creation
SALZAM MERCATONE HOLDING	F	100.00		Acquisition
SALZAM SRL (EMMEZETA)	F	100.00		Acquisition
Singapore				
CONFORAMA ASIA	F	100.00	F	100.00
Taiwan				
CONFORAMA TAIWAN	F	51.00	F	51.00
REDCATS				
REDCATS	F	100.00	F	100.00
France				
CYRILLUS SA	F	100.00	F	100.00
SNC LES TROUVAILLES	F	100.00	F	100.00
DIAM SA	F	100.00	F	100.00
HAVRAFI	F	100.00	F	100.00

Subsidiaries		% interest		
		2001		2000
INGENEERING GIE	F	100.00	F	100.00
LA MAISON DE VALERIE	F	100.00	F	100.00
LA REDOUTE	F	100.00	F	100.00
LES AUBAINES	F	100.00	F	100.00
LES AUBAINES MAGASINS	F	100.00	F	100.00
LES DEFIS	F	100.00	F	100.00
MOVITEX	F	100.00	F	100.00
REDINVEST	F	100.00	F	100.00
SADAS	F	100.00	F	100.00
SOGEP	F	100.00	F	100.00
SOMEWHERE	F	100.00	F	100.00
STE NVELLE D'EXPANSION REDOUTE (SNER)	F	100.00	F	100.00
Germany				
CYRILLUS DEUTSCHLAND GmbH	F	100.00	F	100.00
FNAC DEUTSCHLAND GmbH	F	100.00	F	100.00
MOVITEX ALLEMAGNE	F	100.00	F	100.00
Austria				
REDOUTE AUTRICHE	F	100.00	F	100.00
Belgium				
CYRILLUS BENELUX	F	100.00	F	100.00
MOVITEX BELGIQUE	F	100.00	F	100.00
REDOUTE CATALOGUE BENELUX	F	100.00	F	100.00
Denmark				
ELLOS A/S	F	100.00	F	100.00
Spain				
REDOUTE CATALOGO SA	F	100.00	F	100.00
Estonia				
ELLOS ESTONIE OY	F	100.00	F	100.00
Finland				
ELLOS POSTIMYYNTI OY	F	100.00	F	100.00
United Kingdom				
CYRILLUS UK	F	100.00	F	100.00
EMPIRE STORES GROUP PLC	F	100.00	F	100.00
MOVITEX UK	F	100.00	F	100.00
REDOUTE UK	F	100.00	F	100.00
VERTBAUDET UK	F	100.00	F	100.00
Hong Kong				
REDCATS ASIA	F	100.00	F	100.00
Norway				
ELLOS A/S	F	100.00	F	100.00
ELLOS HOLDING A/S	F	100.00	F	100.00
Netherlands				
BARBICAN BV	F	100.00	F	100.00
Portugal				
REDOUTE PORTUGAL	F	100.00	F	100.00
VERTBAUDET PORTUGAL	F	100.00	F	100.00
Sweden				
ENJOY ENTERTAINMENT CLUB ELLOS	F	100.00	F	100.00
ELLOS AB	F	100.00	F	100.00
ELLOS GRUPPEN AB	F	100.00	F	100.00
TRUCKEN DISTRIBUTION	F	100.00	F	100.00
REDCATS NORDIC AB	F	100.00	F	100.00
REDOUTE SCANDINAVIE	F	100.00	F	100.00

Subsidiaries		% interest		
		2001		2000
Switzerland				
CYRILLUS SUISSE SA	F	99.75	F	99.75
REDOUTE CH. SA	F	100.00	F	100.00
United States				
BRYLANE INC.	F	100.00	F	100.00
REDCATS USA LLC	F	100.00	F	100.00
Japan				
CYRILLUS JAPON	F	100.00	F	100.00
FNAC				
FNAC SA	F	100.00	F	100.00
France				
ATTITUDE	F	100.00		Acquisition
BILLETEL	F	100.00	F	100.00
BILLETTERIE DISTRIBUTION	F	54.99	F	54.99
BILLETTERIE HOLDING	F	100.00	F	100.00
EVEIL ET JEUX	F	100.00	F	70.00
FNAC CHAMPS-ELYSEES	F	100.00	F	100.00
FNAC CONCEPT	F	100.00	F	100.00
FNAC DIRECT	F	100.00	F	100.00
FNAC DISTRIBUTION SA	F	100.00	F	100.00
FNAC JUNIOR SA	F	100.00	F	100.00
FNAC LOGISTIQUE SAS	F	100.00	F	100.00
FNAC MEDIA	F	100.00	F	100.00
FNAC PARIS SA	F	100.00	F	100.00
FNAC SERVICE SARL	F	100.00	F	100.00
FNAC TOURISME SARL	F	100.00	F	100.00
FNAC VIDEO ENTREPRISE SNC	F	100.00	F	100.00
MSS	F	100.00		Acquisition
SNC CODIREP	F	100.00	F	100.00
SAS RELAIS FNAC	F	100.00	F	100.00
SFL (ALIZE)	F	100.00	F	100.00
SURCOUF	F	100.00	F	100.00
TICKSON	F	100.00	F	100.00
Belgium				
FNAC BELGIUM	F	100.00	F	100.00
Brazil				
FNAC BRESIL	F	100.00	F	100.00
Spain				
FNAC ESPAÑA SA	F	100.00	F	100.00
Italy				
CULTURA E COMUNICAZIONE SPA	F	81.00		Creation
Monaco				
SAM FNAC MONACO	F	100.00	F	100.00
Portugal				
FNAC PORTUGAL	F	100.00	F	100.00
Switzerland				
FNAC SUISSE	F	100.00		Creation
Taiwan				
FNAC AUGUSTEAM	F	100.00	F	100.00
ORCANTA				
ORCANTA	F	100.00	F	100.00

Subsidiaries		% interest		
		2001		2000
LUXURY GOODS				
GUCCI				
GUCCI GROUP NV (PAYS-BAS)	F	53.15	F	43.39
France				
LUXURY GOODS France SA (ex-GUCCI FRANCE SA)	F	100.00	F	100.00
GG HOLDING SARL (ex-GUCCI FRANCE HOLDING)	F	100.00	F	100.00
YVES SAINT LAURENT SAS (ex-YVES SAINT-LAURENT COUTURE)	F	100.00	F	100.00
BOUCHERON SAS	F	100.00	F	100.00
BOUCHERON HOLDING SA	F	100.00	F	100.00
PARFUMS ET COSMETIQUES INTERNATIONAL SAS	F	100.00	F	100.00
BOUCHERON PARFUMS SAS	F	100.00	F	100.00
C. MENDES SA	F	100.00	F	100.00
YVES SAINT LAURENT BOUTIQUE France SAS	F	100.00		Creation
YVES SAINT LAURENT SERVICES	F	100.00		Creation
YSL BEAUTE SA (ex-SANOFI BEAUTE SA)	F	100.00	F	100.00
ROGER & GALLET SA	F	100.00	F	100.00
YSL BEAUTE RECHERCHE ET INDUSTRIES SA (ex-SANOFI BEAUTE R. ET IND. SA)	F	100.00	F	100.00
PARFUMS VAN CLEEF AND ARPELS SA	F	100.00	F	100.00
YVES SAINT LAURENT PARFUMS LASSIGNY SAS	F	100.00	F	100.00
BALENCIAGA BIJOUX SA	F	100.00		Acquisition
BALENCIAGA SA	F	100.00		Acquisition
BOTTEGA VENETA FRANCE SAS	F	78.46		Acquisition
Germany				
GG LUXURY GOODS GMBH (ex-GUCCI GERMANY GMBH)	F	100.00	F	100.00
YVES SAINT LAURENT GERMANY GMBH (ex-EHGB GMBH)	F	100.00	F	100.00
YSL BEAUTE GMBH (ex-SANOFI BEAUTE GMBH)	F	100.00	F	100.00
Austria				
GUCCI AUSTRIA GMBH	F	100.00	F	100.00
YSL BEAUTE HGMBH (ex-SANOFI BEAUTE HGMBH)	F	100.00	F	100.00
Belgium				
GUCCI BELGIUM SA	F	100.00	F	100.00
LA MERIDIANA FASHION SA	F	100.00	F	100.00
YSL BEAUTE SA NV (ex-SANOFI BEAUTE SA NV)	F	100.00	F	100.00
YVES SAINT LAURENT BELGIUM SPRL	F	100.00	F	100.00
Spain				
GUCCI PROPRIO S.L. (ex-GUCCI CAMPO SA)	F	100.00	F	100.00
LUXURY TIMEPIECES ESPAÑA S.L.	F	100.00		Acquisition
YVES SAINT LAURENT SPAIN SA (ex-YSL BOUTIQUES SA)	F	100.00	F	100.00
YSL BEAUTE SA (ex-SANOFI BEAUTE SA)	F	100.00	F	100.00
FILDEMA	F	100.00		Acquisition
United Kingdom				
GUCCI LTD	F	100.00	F	100.00
GUCCI SERVICES LTD	F	100.00	F	100.00
GUCCI TIMEPIECES (UK) LTD	F	100.00	F	100.00
YVES SAINT LAURENT UK LTD	F	100.00	F	100.00
YSL BEAUTE LTD (ex-SANOFI BEAUTE LTD)	F	100.00	F	100.00

Subsidiaries		% interest 2001		2000
BOUCHERON UK LTD	F	100.00	F	100.00
BOTTEGA VENETA UK CO Limited	F	78.46		Acquisition
AUTUMNPAPER Limited	F	51.00		Acquisition
BIRDSWAN SOLUTIONS LTD	F	51.00		Acquisition
PAINTGATE Limited	F	100.00		Acquisition
STELLA McCARTNEY Limited	F	50.00		Acquisition
Greece				
YSL BEAUTE AEBE (ex-SANOFI BEAUTE AEBE)	F	51.00	F	51.00
Italy				
GUCCIO GUCCI SPA	F	100.00	F	100.00
CAPRI GROUP SRL (ex-GUCCI CAPRI SRL)	F	75.00	F	75.00
GUCCI IMMOBILLARE LECCIO SRL	F	64.00	F	100.00
LUXURY GOODS ITALIA SPA (ex-GUCCI ITALIA SPA)	F	100.00	F	100.00
GUCCI LOGISTICA SPA	F	100.00	F	100.00
LUXURY GOODS OUTLET SRL (ex-GUCCI OUTLET SRL)	F	100.00	F	100.00
GUCCI VENEZIA SPA	F	51.00	F	51.00
G.F. LOGISTICA SRL (ex-G & Z CREAZIONI ITALIANE SRL)	F	100.00	F	100.00
G.F. SERVICES SRL	F	100.00		Acquisition
FENDI PROFUMI SPA	F	100.00	F	100.00
FLORBATH PROFUMI DI PARMA SPA	F	51.00	F	100.00
YSL BEAUTE ITALIA SPA (ex-SANOFI BEAUTE ITALIA SPA)	F	100.00	F	100.00
SERGIO ROSSI SPA (ex-CALZATURIFICIO ROSSI S.P.A)	F	70.00	F	70.00
ASCOT S.R.L	F	70.00	F	70.00
BV SPA	F	78.46		Acquisition
BV SERVIZI SRL	F	78.46		Acquisition
BV SRL	F	78.46		Acquisition
CEZANNE SRL	F	70.00		Acquisition
BLU TONIC SRL	F	51.00		Acquisition
CARAVEL PELLI PREGIATE SRL	F	51.00		Acquisition
DESIGN MANAGEMENT	F	100.00		Creation
Luxembourg				
GUCCI LUXEMBOURG SA	F	100.00	F	100.00
SERGIO ROSSI INTERNATIONAL SARL	F	70.00	F	70.00
BOUCHERON Luxembourg SARL	F	100.00	F	100.00
BV INTERNATIONAL SARL	F	78.46		Acquisition
Monaco				
GUCCI SAM	F	100.00	F	100.00
SAM YVES SAINT LAURENT MONACO SAM	F	100.00	F	100.00
Netherlands				
GUCCI INTERNATIONAL NV	F	100.00	F	100.00
GUCCI NETHERLANDS BV	F	100.00	F	100.00
GUCCI PARTECIPATION BV	F	100.00	F	100.00
GEMINI ARUBA NV	F	100.00	F	100.00
YVES SAINT LAURENT FASHION BV	F	100.00	F	100.00
YSL BEAUTE NEDERLAND BV (ex-SANOFI BEAUTE NEDERLAND BV)	F	100.00	F	100.00
BOTTEGA VENETA BV	F	78.46		Acquisition
Portugal				
YSL BEAUTE SA (ex-SANOFI BEAUTE SA)	F	51.00	F	51.00
Switzerland				
LUXURY GOODS INTERNATIONAL SA (ex-GUCCI SA)	F	100.00	F	100.00

Subsidiaries		% interest 2001		2000
LUXURY TIMEPIECES INTERNATIONAL SA (ex-GUCCI NEUCHATEL)	F	100.00	F	100.00
GUCCI FINANCE SA	F	100.00	F	100.00
LUXURY TIMEPIECES DESIGN SA	F	100.00		Acquisition
LUXURY TIMEPIECES MANUFACTURING SA	F	100.00		Acquisition
SERGIO ROSSI UK LTD	F	70.00		Acquisition
YVES SAINT LAURENT FASHION AG	F	100.00	F	100.00
YVES SAINT LAURENT BOUTIQUE AG	F	100.00		Creation
YSL BEAUTE SUISSE (ex-PARFUMS YSL AG)	F	100.00	F	100.00
BOUCHERON INTERNATIONAL SA	F	100.00	F	100.00
BEDAT & Co SA	F	85.00		Acquisition
BEDAT GROUP HOLDING SA	F	100.00		Acquisition
SEIDEN-FENIGSTEIN AG	F	100.00		Acquisition
Tunisia				
TUNISIE CHAUSSURES SARL	F	49.00	F	49.00
Brazil				
BEAUTE AMERICA LATINA LTDa	F	99.99	F	100.00
Canada				
GUCCI TIMEPIECES (Canada) Inc.	F	100.00	F	100.00
GUCCI SHOPS OX Canada Inc.	F	100.00	F	100.00
YSL Canada Inc. (ex-SANOFI Canada Inc.)	F	100.00	F	100.00
SANRE Inc.	F	100.00	F	100.00
United States				
GUCCI AMERICA Inc.	F	100.00	F	100.00
GUCCI NORTH AMERICA HOLDINGS Inc.	F	100.00	F	100.00
YVES SAINT LAURENT OF AMERICA Inc.	F	100.00	F	100.00
YVES SAINT LAURENT OF SOUTH AMERICA Inc.	F	100.00	F	100.00
YVES SAINT LAURENT AMERICA HOLDING Inc.	F	100.00		Creation
YSL BEAUTE Inc. (ex-SANOFI BEAUTE Inc.)	F	100.00	F	100.00
YSL BEAUTE MIAMI Inc. (ex-SANOFI BEAUTE MIAMI Inc.)	F	100.00	F	100.00
PARFUMS STERN (ITALIA) SPA Inc.	F	100.00		Acquisition
SERGIO ROSSI USA Inc.	F	70.00	F	70.00
BOUCHERON (USA) LTD	F	100.00	F	100.00
LUXURY DISTRIBUTION Inc. (ex-BOUCHERON JOAILLERIE (USA) LTD)	F	100.00	F	100.00
PARFUMS BOUCHERON Corp.	F	100.00	F	100.00
MODE ET PARFUMS Corp.	F	100.00	F	100.00
BALENCIAGA AMERICA Inc.	F	100.00		Acquisition
BEDAT & Co USA LLC	F	85.00		Acquisition
BOTTEGA VENETA Inc.	F	78.46		Acquisition
Mexico				
YVES SAINT LAURENT SA	F	100.00		Acquisition
Australia				
YSL BEAUTE AUSTRALIA PTY LTD (ex-SANOFI BEAUTE AUSTRALIA PTY LTD)	F	100.00	F	100.00
GUCCI AUSTRALIA PTY LTD	F	65.00	F	65.00
New Zealand				
YSL BEAUTE NZ LTD (ex-PARFUMS YSL LTD)	F	100.00	F	100.00
China				
GUCCI COMPANY LTD	F	100.00	F	100.00
TIMEPIECES (HONG KONG) LTD	F	100.00	F	100.00
YVES SAINT LAURENT HK LTD	F	100.00	F	100.00
BOTTEGA VENETA HONG KONG LTD	F	78.46		Acquisition
South Korea				
GUCCI KOREA LTD	F	100.00	F	100.00

Subsidiaries		% interest 2001		2000
Guam				
GUCCI GROUP GUAM Inc.	F	100.00	F	100.00
Japan				
GUCCI JAPAN LTD	F	100.00	F	100.00
GUCCI GROUP JAPAN HOLDING LTD	F	100.00		Creation
LUXURY TIMEPIECES JAPAN LTD	F	100.00		Acquisition
YUGEN KAISHA GUCCI	F	100.00		Acquisition
SERGIO ROSSI JAPAN LTD	F	70.00		Acquisition
YVES SAINT LAURENT FASHION JAPAN LTD	F	100.00	F	100.00
YVES SAINT LAURENT PARFUMS KK	F	100.00	F	100.00
BOUCHERON JAPAN	F	100.00	F	100.00
BOTTEGA VENETA JAPAN LTD	F	78.46		Acquisition
Malaysia				
GUCCI MALAYSIA SDN. BHD (ex-GUCCI MALESIA)	F	65.00	F	65.00
Singapore				
GUCCI SINGAPORE Pte LTD	F	65.00	F	65.00
YSL BEAUTE SINGAPORE PTE LTD (ex-SANOFI BEAUTE SINGAPORE PTE LTD)	F	65.00	F	100.00
BOTTEGA VENETA SINGAPORE PRIVATE LTD	F	78.46		Acquisition
Taiwan				
GUCCI TAIWAN LTD	F	80.40	F	80.40
BOUCHERON TAIWAN CO LTD	F	100.00	F	100.00
Thailand				
GUCCI THAILAND CO LTD	F	100.00	F	100.00
BUSINESS TO BUSINESS				
REXEL				
REXEL (a)	F	71.56	F	72.32
France				
CDME SUD	F	100.00	F	100.00
CFP	F	100.00	F	100.00
DISMO France	F	100.00	F	100.00
DXI	F	100.00	F	100.00
GARDINER France	F	100.00	F	100.00
REXEL France	F	100.00	F	100.00
JLD	F	100.00	F	100.00
POELGER	F	100.00	F	100.00
REXEL DEVELOPPEMENT	F	100.00	F	100.00
SOCIETE DE LOGISTIQUE APPLIQUEE	F	100.00	F	100.00
SOCIETE IMMOBILIERE D'INVESTISSEMENTS	F	100.00	F	100.00
SRP Ile-de-France / Centre	F	100.00	F	100.00
SRP NORD-EST	F	99.60	F	100.00
SRP OUEST	F	100.00	F	100.00
SRP SUD-EST	F	100.00	F	100.00
SRP SUD-OUEST	F	100.00	F	100.00
STENTORIUS	F	100.00	F	100.00
CDME WORLD TRADE	F	100.00		Creation
REXEL FINANCEMENT	F	100.00		Creation
GROUPE AFE	F	100.00		Acquisition
GEYNET	F	100.00		Acquisition
Germany				
REXEL GmbH	F	100.00	F	100.00
BÖHM HENNES	F	100.00	F	100.00
REXEL DEUTSCHLAND	F	100.00	F	100.00
HÜGLER	F	100.00	F	69.88
HTF	F	100.00	F	100.00

Subsidiaries		% interest 2001		2000
COSY ELECTRONICS	F	100.00		Acquisition
Argentina				
MELTEC	F	100.00	F	100.00
Australia				
ARW	F	100.00	F	100.00
REXEL AUSTRALIE	F	100.00	F	100.00
REXEL PACIFIC	F	100.00	F	100.00
REXEL PAGE	F	100.00	F	100.00
Austria				
REXEL AUSTRIA & CENTRAL EUROPE	F	100.00	F	100.00
REGRO	F	100.00	F	100.00
SCHÄCKE	F	100.00	F	100.00
SCHRACK ENERGIETECHNIK GMBH	F	100.00	F	100.00
Belgium				
GARDINER SECURITY NV	F	100.00	F	100.00
GVPS	F	100.00	F	100.00
REXEL BELGIUM	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Brazil				
REXEL DISTRIBUICAO (ex-COAN BRASILEIRA)	F	100.00	F	100.00
REXEL AMERIQUE LATINE	F	100.00	F	100.00
Canada				
REXEL CANADA ELECTRICAL INC	F	100.00	F	100.00
REXEL NORTH AMERICA INC	F	100.00	F	100.00
Chile				
COMELCO	F	100.00	F	100.00
ELECTRA	F	100.00	F	100.00
FLORES Y KERSTING	F	100.00	F	100.00
REXEL CHILE	F	100.00	F	100.00
China				
REXEL HAILONGXING	F	65.00	F	65.00
COMREX INTERNATIONAL TRADING SHANGHAI	F	100.00		Creation
Cyprus				
CDME MIDDLE EAST	F	100.00	F	100.00
Croatia				
SCHRACK	F	100.00	F	100.00
Denmark				
ALARM SYSTEMS	F	100.00	F	100.00
Spain				
IEM SA	F	100.00	F	100.00
NOVOELECTRIC	F	100.00	F	100.00
REXEL MANAGEMENT ESPAÑA	F	100.00	F	100.00
UTISAN	F	100.00	F	100.00
United Kingdom				
CDME UK LTD	F	100.00	F	100.00
DENMANS ELECTRICAL WHOLESALERS	F	100.00	F	100.00
DEREK LANE	F	100.00	F	100.00
GARDINER GROUP PLC	F	100.00	F	100.00
GARDINER SECURITY LTD	F	100.00	F	100.00
JOHN GODDEN	F	100.00	F	100.00
MULTI VIDEO DISTRIBUTORS	F	100.00	F	100.00
SENATE ELECTRICAL WHOLESALERS	F	100.00	F	100.00
SUNBRIDGE	F	100.00	F	100.00
Hungary				
MILE	F	100.00	F	100.00

(a) Percentage interest: 83.1% in 2001 and 83.3% in 2000.

Subsidiaries		% interest		
		2001		2000
SCHRACK	F	100.00	F	100.00
Italy				
REXEL ITALIA	F	100.00	F	100.00
CONFORDIS	F	100.00	F	100.00
ELFIN	F	100.00	F	100.00
REXCOURTA Spa	F	100.00	F	100.00
Ireland				
GARDINER SECURITY IE	F	100.00	F	100.00
Luxembourg				
HTF	F	100.00	F	100.00
MEXEL	F	99.80	F	99.80
Norway				
ALARM PARTS NORGE	F	100.00	F	100.00
New Zealand				
REDEAL LTD	F	100.00	F	100.00
REDEAL LOGISTICS NZ	F	100.00	F	100.00
Netherlands				
REXEL NEDERLAND BV	F	100.00	F	100.00
GARDINER SECURITY BV	F	100.00	F	100.00
CDME BV	F	100.00	F	100.00
Poland				
SCHRACK	F	100.00	F	100.00
Portugal				
REXEL DISTRIBUICAO DE MATERIAL ELECTRICO	F	100.00	F	100.00
SEIVIL	F	100.00	F	100.00
SISTENG	F	100.00	F	100.00
SOMIL SEGURANCA	F	100.00	F	100.00
TLD	F	99.99	F	99.99
JEMILUX	F	100.00		Acquisition
Czech Republic				
REXEL CZ	F	100.00	F	100.00
HAGARD CZK	F	100.00	F	100.00
T.H.U. BUDWEISS	F	100.00	F	74.00
SCHRACK	F	100.00	F	100.00
Romania				
SCHRACK	F	100.00	F	100.00
Russia				
EST-ELEC	F	100.00		Acquisition
Slovakia				
HAGARD HAL	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Slovenia				
ELECTRONABAVA	F	100.00	F	100.00
SCHRACK	F	100.00	F	100.00
Sweden				
SELGA	F	100.00	F	100.00
Switzerland				
FINELEC SA	F	100.00	F	100.00
FINELEC DEVELOPPEMENT SA	F	100.00	F	100.00
United States				
PS ELECTRICAL DISTRIBUTORS INC	F	100.00	F	100.00
SPT MIDDLESEX ELECTRIC SUPPLY COMPANY	F	100.00	F	100.00
REGENBOGEN INC	F	100.00	F	100.00
TRI COUNTY ELECTRIC SUPPLY COMPANY INC	F	100.00	F	100.00

Subsidiaries		% interest		
		2001		2000
SPT ELECTRIC SUPPLY COMPANY INC	F	100.00	F	100.00
UNITED ELECTRIC SUPPLY COMPANY	F	100.00	F	100.00
NORTHERN UNITED SUPPLY COMPANY	F	100.00	F	100.00
EASTERN UNITED SUPPLY COMPANY	F	100.00	F	100.00
SOUTHERN UNITED SUPPLY COMPANY	F	100.00	F	100.00
WESTERN UNITED SUPPLY COMPANY	F	100.00	F	100.00
SOUTHEAST UNITED ELECTRIC SUPPLY COMPANY	F	100.00	F	100.00
TOTAL ENERGY AND LITHTING INC	F	100.00	F	100.00
UNITED ELECTRIC CAPE INC	F	100.00	F	100.00
UNITED SYSTEMS ENGINEERING INC	F	100.00	F	100.00
SOUTHERN ELECTRIC SUPPLY COMPANY INC	F	100.00	F	100.00
CES BAHAMAS LTD	F	100.00	F	100.00
SUMMERS GROUP INC	F	100.00	F	100.00
REXEL NORCAL VALLEY INC	F	100.00	F	100.00
SUMMERS ELECTRIC COMPANY	F	100.00	F	100.00
MAVERICK ELECTRIC SUPPLY INC	F	100.00	F	100.00
REXEL INC	F	100.00	F	100.00
REXEL USA INC	F	100.00	F	100.00
REXEL RECEIVABLES CORPORATION	F	100.00	F	100.00
REXPORT INTERNATIONAL SALES LTD	F	100.00	F	100.00
EUREKA HOLDINGS INC	F	100.00	F	100.00
SPT HOLDINGS INC	F	100.00	F	100.00
BRANCH ELECTRIC SUPPLY COMPANY INC	F	100.00	F	100.00
BRANCH GROUP INC	F	100.00	F	100.00
PINAULT BOIS & MATERIAUX				
PINAULT BOIS & MATERIAUX SA	F	100.00	F	100.00
France				
A. MOREAU SA	F	100.00	F	100.00
AGENCE MARITIME DE BRETAGNE	F	100.00	F	100.00
ANDRE	F	100.00		Acquisition
ARCHENAULT SA	F	100.00		Acquisition
BARJONNET	F	100.00	F	100.00
BARNIQUEL	F	100.00		Acquisition
BARRIER BOIS PANNEAUX	F	100.00	F	100.00
BETON CONTROLE DE BIGORRE	F	100.00		Acquisition
BOIS DE LA MANCHE	F	100.00	F	100.00
BONNICHON	F	100.00	F	100.00
BUCHOOU IMMOBILIER	F	100.00		Acquisition
BUCHOOU PEINTURE	F	100.00		Acquisition
BUCHOOU SA	F	100.00		Acquisition
CERLAND	F	100.00	F	100.00
DELCASSO	F	100.00		Acquisition
DOCKS DU BATIMENT	F	100.00		Acquisition
DISTRIBAT	F	100.00	F	100.00
DUPREZ SA	F	100.00	F	100.00
ETS GUIMIER	F	100.00	F	100.00
FINORDIS	F	100.00	F	100.00
FLAMAND	F	100.00	F	100.00
FLORIN	F	100.00	F	100.00
FOMIPA	F	100.00	F	100.00
FOUSSIER	F	100.00	F	100.00
GENERALE DES PANNEAUX	F	100.00	F	100.00
GUERIN MULTIMAT	F	100.00	F	100.00
LEHOUCQ	F	100.00	F	100.00
MAILLAUD	F	100.00	F	100.00
MALET ET MATERIAUX	F	100.00		Acquisition
MATERIAUX SERVICES BIARRITZ	F	100.00		Acquisition

Subsidiaries		% interest		
		2001		2000
MEYER	F	100.00	F	100.00
MOTHES	F	93.00		Acquisition
MIDAS	F	100.00	F	100.00
MULLET	F	100.00	F	100.00
MULTIMESSAGES COMMUNICATION	F	100.00		Acquisition
PANOFRANCE MEDITERRANEE	F	100.00	F	100.00
PBM CONSEIL	F	100.00	F	100.00
PBM DEVELOPPEMENT	F	100.00	F	100.00
PBM AQUITAINE	F	100.00	F	100.00
PINAULT AQUITAINE IMPORT	F	100.00	F	100.00
PINAULT BRETAGNE	F	100.00	F	100.00
PBM CENTRE OUEST	F	100.00	F	100.00
PBM MEDITERRANEE	F	100.00	F	100.00
PBM ÎLE-DE-FRANCE-NORD	F	100.00	F	100.00
PINAULT NORMANDIE IMPORT	F	100.00	F	100.00
PBM OUEST	F	100.00	F	100.00
RECAPPE	F	100.00	F	100.00
SA BRICOLAGE DU MOULIN NEUF	F	100.00	F	100.00
SAFIVAL	F	100.00		Acquisition
SA GARNIER	F	100.00	F	100.00
SA GILBERT FRANCOIS	F	100.00	F	100.00
SARL GIBIARD	F	100.00		Acquisition
SCI DE L'HOUMAILLE	F	52.63	F	52.63
SCOB	F	100.00	F	100.00
SINBPLA	F	100.00	F	100.00
SOCIETE DE TRAVAUX DE SECOND ŒUVRE	F	100.00		Acquisition
TERMINAL FRIGORIFIQUE ST-MALO	F	100.00	F	100.00
VACHERAND SA	F	100.00		Acquisition
VACHERAND SNC	F	100.00		Acquisition
Morocco				
COMAMUSSY	F	77.64	F	76.41
FANTASIA	F	77.65	F	76.40
MANORBOIS	F	77.65	F	76.42
MUSSY BOIS	F	77.65	F	76.41
SUD PARTICIPATIONS	F	77.65	F	76.42
GUILBERT				
GUILBERT SA	F	99.99	F	99.97
France				
BERNARD SA	F	100.00	F	100.00
GUILBERT France SA	F	100.00	F	100.00
GIE COMMERCIAL GUILBERT	F	100.00	F	100.00
GIE GROUPE GUILBERT	F	100.00	F	100.00
PAPETERIES DE CRONENBOURG	F	100.00	F	100.00
RAOUL PETIT	F	100.00	F	100.00
SARL FILATURE DU VERT TUQUET	F	100.00	F	100.00
SCI LE FERRAIN	F	100.00	F	100.00
SCI LE TUQUET	F	100.00	F	100.00
EUROPA	F	100.00	F	100.00
JPG France	F	100.00	F	100.00
RELIABLE France	F	100.00	F	100.00
GUILBERT GROUPE SERVICE	F	100.00		Creation
Germany				
GUILBERT DEUTSCHLAND	F	100.00	F	100.00
HUTTER	F	100.00	F	100.00
SCHACHT & WESTERICH	F	100.00	F	100.00
SCHACHT & WESTERICH PAPIERHAUS	F	100.00	F	100.00

Subsidiaries		% interest		
		2001		2000
Belgium				
BERNARD BELGIUM	F	100.00	F	100.00
JPG Belgium	F	100.00	F	100.00
GUILBERT BELGIUM	F	100.00	F	100.00
Spain				
KALAMAZOO	F	100.00	F	100.00
GUILBERT ESPAÑA	F	100.00	F	100.00
United Kingdom				
GUILBERT UK HOLDING	F	100.00	F	100.00
GUILBERT UK LTD	F	100.00	F	100.00
NEAT IDEAS	F	100.00	F	100.00
RELIABLE UK	F	100.00	F	100.00
BCOP UK	F	100.00	F	100.00
GUILBERT OFREX	F	100.00	F	100.00
Ireland				
GUILBERT IRELAND LTD	F	100.00	F	100.00
Italy				
VPC SYSTEM	F	100.00	F	100.00
MONDOFFICE	F	100.00	F	100.00
Saint-Marin				
TINANEDI	F	100.00	F	100.00
Luxembourg				
GUILBERT Luxembourg (ex-RICHILL INVESTMENTS)	F	100.00	F	100.00
Netherlands				
GUILBERT INTERNATIONAL BV	F	100.00	F	100.00
KANTIC	F	75.00	F	75.00
JONKERS INTERNATIONAL	F	100.00		Acquisition
CORPORATE EXPRESS NEDERLAND	F	100.00		Acquisition
CORPORATE EXPRESS BEWERWIJK	F	100.00		Acquisition
DINGLER KANTOOR CENTRUM	F	100.00		Acquisition
Portugal				
SETE-Artigos de Papelaria e Escritor	F	100.00	F	100.00
CFAO				
CFAO	F	99.93	F	99.93
France				
CONTINENTAL PHARMACEUTIQUE	F	72.50	F	72.46
COTAFI	F	100.00	F	100.00
COVIMO	F	100.00	F	100.00
CYCLEX	F	100.00	F	100.00
DEPHI	F	99.65	F	99.65
DOMAFI	F	100.00	F	100.00
EPDIS	F	99.63	F	99.63
EURAPHARMA	F	99.65	F	99.65
GEREFI	F	100.00	F	100.00
HOLDEFI	E	35.00	E	35.00
HOLDINTER	F	99.98	F	99.98
METROVIN	F	100.00	F	100.00
SECA	F	100.00	F	100.00
SEI	F	100.00	F	100.00
SEP	E	49.00	E	49.00
SEROM	F	99.90	F	99.90
SFCE	F	100.00	F	100.00
SOGECO	F	100.00	F	100.00
French overseas departments and territories				
SPA (Antilles)	F	45.70	F	45.70

Subsidiaries		% interest		
		2001		2000
NCCIE (Guyane)	F	100.00	F	100.00
SPG (Guyane)	F	52.21	F	52.21
Société METO SA (Nouvelle-Calédonie)	F	50.00	F	50.00
O.C.D.P. (Nouvelle-Calédonie)	E	33.10	E	31.85
TAHITI PHARM (Polynésie française)	F	96.21	F	96.21
CMM (Réunion)	F	97.62	F	97.60
CMM UD (Réunion)	E	45.00	E	45.00
LOCAUTO (Nouvelle-Calédonie)	F	52.43	F	52.50
MENARD ENTREPRISES (Nouvelle-Calédonie)	F	52.50	F	52.52
MENARD FRERES (Nouvelle-Calédonie)	F	52.50	F	52.50
SEIGNEURIE OCEAN INDIEN (Réunion)	E	49.00	E	49.00
SOREDIP (Réunion)	F	67.72	F	67.27
Algeria				
DIAMAL	F	60.00		Acquisition
Benin				
PROMOPHARMA	F	50.80	F	56.77
SOBEPAT	F	88.56	F	88.56
Burkina Faso				
CICA BURKINA	F	73.09	F	73.09
LABOREX BURKINA	F	83.34	F	77.15
SIFA	F	58.71	F	58.71
Cameroon				
CAMI	F	62.82	F	62.82
CEP	E	24.19	E	24.19
COMETAL	E	49.50	E	49.50
ICRAFON	F	52.23	F	52.23
LABOREX CAMEROUN	F	56.29	F	56.25
SOCADA	F	100.00	F	100.00
SOCABAIL	E	24.62	E	24.61
SOCCA	E	26.41	E	26.41
SUPERDOLL	E	45.00	E	45.00
Central Africa Republic				
CFAO CENTRAFRIQUE	F	100.00	F	100.00
Congo				
CFAO CONGO	F	100.00	F	100.00
LABOREX CONGO	F	68.25	F	67.71
LES BRASSERIES DU CONGO	F	50.00	F	50.00
SOVINCO	F	100.00	F	100.00
Ivory Coast				
CFAO COTE D' IVOIRE	F	96.20	F	96.20
CIDP	F	100.00	F	100.00
COMPAGNIE PHARMACEUTIQUE ET MEDICALE	F	47.87	F	42.11
MAC	F	89.77	F	89.77
MIPA	F	99.98	F	99.98
SAFCA	E	27.78	E	27.78
SARI	F	89.77	F	89.77
SOVINCI	F	100.00	F	100.00
Egypt				
SICEP	E	30.77	E	30.77
Gabon				
CFAO GABON	F	96.87	F	96.87
PHARMAGABON	F	52.03	F	53.49
SOGABAIL	E	40.27	E	40.20
SOGACA	E	50.92	E	49.58
SOVINGAB	F	81.00	F	81.00

Subsidiaries		% interest		
		2001		2000
Gambia				
CFAO GAMBIA	F	78.95	F	78.95
Ghana				
CFAO GHANA	F	60.00	F	60.00
PENS & PLASTICS	F	58.00	F	58.00
Guinea-Bissau				
LABOREX GUINEE	F	81.83	F	83.23
Equatorial Guinea				
SEGAMI	F	100.00	F	100.00
Kenya				
DT DOBIE KENYA	F	100.00	F	100.00
EPDIS KENYA Limited	F	99.65	F	99.65
EXONIA	F	93.12	F	93.12
HOWSE AND MCGEORGE LABOR	F	50.82	F	50.82
TRIDECON	F	100.00	F	100.00
Mali				
DIAMA	F	90.00	F	90.00
IMACY	F	100.00	F	100.00
LABOREX MALI	F	54.52	F	54.92
Morocco				
DIMAC	F	66.61	F	66.61
INTER MOTORS	F	55.00	F	55.00
Niger				
CFAO NIGER	F	99.85	F	99.85
Nigeria				
GROUPE CFAO NIGERIA	F	60.00	F	51.00
GALVANIZING INDUSTRY LTD	E	24.00	E	24.00
Democratic Republic of Congo				
AFRIMA	F	100.00		Acquisition
AFRIMTRANSIT	F	99.00		Acquisition
Senegal				
CFAO SENEGAL	F	84.45	F	83.98
LABOREX SENEGAL	F	58.16	F	60.41
SOFRAVIN	F	50.00	F	50.00
Tanzania				
DT DOBIE TANZANIA	F	100.00	F	100.00
Chad				
LABOREX TCHAD	F	77.80	F	78.29
SOCOA TCHAD	F	78.43	F	78.43
TCHAMI	F	69.25	F	60.01
Togo				
CFAO CICA TOGO	F	69.66	F	69.66
STOCA	E	39.21	E	39.21
Zambia				
CFAO ZAMBIA	F	100.00		Creation
Mauritius				
CFAO MAURITUS INVESTMENT	F	100.00	F	100.00
CFAO MAURITUS LTD	F	100.00	F	100.00
CAPSTONE	F	100.00	F	100.00
IMC	F	51.00	F	51.00
Madagascar				
SICAM	E	27.40	E	27.40
SIGM	E	49.04	E	49.04
SIRH	E	49.17	E	49.17

Subsidiaries		% interest		
		2001		2000
SME	E	49.00	E	49.00
SOCIMEX	E	48.80	E	48.80
SOMADA	E	27.85	E	27.85
SOMAPHAR	F	86.15	F	62.02
United Kingdom				
EURAFRIC TRADING	F	100.00	F	100.00
MASSILIA HOLDING	F	100.00	F	100.00
CREDIT AND FINANCIAL SERVICES				
FINAREF	F	94.59	F	94.59
France				
ARGENCE INVESTISSEMENTS	F	100.00	F	100.00
ARGENCE MANAGEMENT GEIE	F	100.00	F	100.00
ARGENCE DEVELOPPEMENT GEIE	F	100.00	F	100.00
ARGENCE GESTION ASSURANCE GEIE	F	100.00		Creation
BANQUE FINAREF - ABN-AMRO (ex-BGC)	E	51.00	F	100.00
FACET	F	60.02	F	59.90
TERMINAL	F	100.00	F	100.00
FINAREF ASSURANCES	F	99.93	F	99.93
FINAREF RISQUES DIVERS	F	100.00	F	60.00
FINAREF VIE	F	100.00	F	60.00
GECCA	F	100.00	F	100.00
MARBEUF IMMOBILIER SA	F	99.95	F	99.99
MARBEUF PAINTING SA	F	99.85	F	99.99
SFGM	F	100.00	F	100.00
Belgium				
FINAREF BENELUX	F	99.94	F	99.90
Finland				
ELLOS TILI OY	F	100.00	F	100.00
ELLOS FINANS OY	F	100.00	F	100.00
ELLOS FINANS HOLDING OY	F	100.00	F	100.00
United Kingdom				
FINAREF UK	F	100.00	F	100.00
REDCATS FINANCE UK (ex-EMPIRE FINANCE LTD)	F	100.00	F	100.00
Ireland				
SPACE HOLDING	F	100.00	F	100.00
FINAREF INSURANCE (ex-SPACE INSURANCE)	F	100.00	F	100.00
FINAREF LIFE (ex-SPACE LIFE)	F	100.00	F	100.00
SPACE REA	F	100.00	F	100.00
Luxembourg				
PRINTEMPS REASSURANCE	F	85.00	F	85.00
SPACE LUX	F	100.00	F	100.00
Norway				
ELLOS FINANS A/S	F	100.00	F	100.00
Sweden				
FINAREF KONTO AB (ex-ELLOS KONTO AB)	F	100.00	F	100.00
FINAREF NORDIC HOLDING AB (ex-FINAREF HOLDING AB)	F	100.00	F	100.00
FINAREF SWERIGE AB (ex-ELLOS FINANS AB)	F	100.00	F	100.00
FINAREF INVEST AB (ex-JOSEFSSONS KONTO AB)	F	100.00	F	100.00
FINAREF FÖRVALTNING AB (ex-JOSEFSSONS FINANS AB)	F	100.00	F	100.00

Subsidiaries		% interest		
		2001		2000
MISC.				
France				
CAUMARTIN PARTICIPATIONS	F	100.00	F	100.00
DISCODIS	F	100.00	F	100.00
FINANCIERE LIMITROPHE	F	100.00	F	100.00
FINANCIERE MAROTHI	F	100.00	F	100.00
LOCUTION	F	100.00	F	100.00
PPR FINANCE	F	100.00	F	100.00
SAPRODIS	F	100.00	F	100.00
THALLIUM	F	100.00	F	100.00
PPR INTERACTIVE	F	100.00	F	100.00
Luxembourg				
PPR INTERNATIONAL	F	100.00	F	100.00
Netherlands				
SCHOLEFIELD GOODMAN BV	F	100.00	F	100.00
Switzerland				
PPR MARKETING SERVICES	F	100.00	F	100.00
United States				
MOBILE PLANET	F	100.00	F	100.00

2001 Parent company statements

Reports of the Auditors on the financial statements of the company

REPORT OF THE AUDITORS ON THE FINANCIAL STATEMENTS OF PINAULT-PRINTEMPS-REDOUTE

Financial year ended December 31, 2001

The auditors, Deloitte Touche Tohmatsu and KPMG Audit, have issued a clean opinion on the financial statements of Pinault-Printemps-Redoute.

STATUTORY AUDITOR'S AUDIT REPORT ON AGREEMENTS INVOLVING MEMBERS OF THE MANAGEMENT AND SUPERVISORY BOARDS.

Financial year ended December 31, 2001

As your company's statutory auditors, we submit to you our report on agreements involving members of Management and Supervisory Boards.

Agreements authorised during the financial year

In application of article L.225-88 of the French Commercial Code, we have been advised of the agreements subject to prior authorisation by your Supervisory Board.

It is not our responsibility to seek out the possible existence of other agreements, but to communicate to you, on the basis of the information we have been given, the essential characteristics and terms of those of which we have been advised without being required to express ourselves on their utility or their validity. It is your responsibility, in accordance with article 117 of the decree of March 23, 1967 to determine whether the agreements are appropriate and should be approved.

1. Supplementary retirement scheme for the Group's senior executives

During its meeting of February 28, 2001, the Supervisory Board authorised certain members of the Management Board as well as, in so far as necessary, all eligible directors to benefit from the supplementary retirement scheme which is to be set up in connection with the human resources management policy of the Group's senior executives.

The terms of this scheme under consideration must make it possible to offer the possibility of collecting a partially revertible and adjustable life annuity whose amount would be calculated at the rate of one-tenth per year of seniority in the Group and up to 15% of the annual base salary. This annual base salary would be determined on the last 36 months of activity and provided there is retirement from the Group at age 60 at least together with opening up of rights to payment of the basic Social Security pension or its equivalent.

At December 31, 2001, payments made by your company in connection with this agreement stood at €8,771,199.

Members of the Management Board concerned

Messrs. Serge Weinberg, Per Kaufmann, Hartmut Krämer and Alain Redheuil

2. Agreements with CETELEM concerning the takeover by FINAREF in October 2002 of FACET's operational activities

During its meeting held on September 5, 2001, the Supervisory Board authorised the Management Board to conclude an agreement with CETELEM in view of:

- increasing the Group's interest in FACET to more than 98% (as compared with 59.8% previously) by buying the FACET shares held by CETELEM;
- the Group managing credit activities for CONFORAMA customers;
- continuing the partnership between CETELEM and the Group's various mass distribution outlets internationally.

Members of the Supervisory Board and of the Management Board concerned

Messrs. Baudoin Prot, Per Kaufmann and Hartmut Krämer

3. Agreement between PINAULT-PRINTEMPS-REDOUTE S.A., LVMH S.A. and GUCCI N.V.

During its meeting held on September 5, 2001, the Supervisory Board authorised the Management Board to conclude an agreement with GUCCI N.V. and LVMH S.A.:

- enabling PINAULT-PRINTEMPS-REDOUTE S.A. to acquire from LVMH S.A. a number of shares, at USD 94 per share, in order to bring its stake in the GUCCI N.V. capital to more than 50%;
- providing for distribution by GUCCI N.V., at the end of 2001, of an extraordinary dividend of USD 7 per share to its shareholders with the exception of the PINAULT-PRINTEMPS-REDOUTE Group;
- in which PINAULT-PRINTEMPS-REDOUTE S.A. grants the GUCCI N.V. shareholders an option to sell their shares at USD 101.50 per share, exercisable as from March 2004;
- including waiver by the parties of all current claims and proceedings.

Members of the Supervisory Board and of the Management Board concerned

Mrs. Patricia Barbizet, Messrs. François Henri Pinault and Serge Weinberg

4. Amendment to the Strategic Investment Agreement signed with GUCCI N.V. in March 1999

During its meeting held on September 5, 2001, the Supervisory Board authorised the Management Board to amend the Strategic Investment Agreement signed

with GUCCI N.V. in March 1999 in order to enable PINAULT-PRINTEMPS-REDOUTE S.A.:
- as from the time the shares are acquired from LVMH S.A., to increase, if necessary, the number of members appointed by PINAULT-PRINTEMPS-REDOUTE S.A. to the GUCCI N.V. Supervisory Board from four to five;
- at the conclusion, in 2004, of the offer to buy GUCCI N.V., to appoint five members out of nine on the GUCCI N.V. Supervisory Board as well as the Chairman of the Supervisory Board;
- to possibly increase its interest in the GUCCI N.V. capital to 70% before March 2004.

Members of the Supervisory Board and of the Management Board concerned
Mrs. Patricia Barbizet, Messrs. François Henri Pinault and Serge Weinberg

5. Remuneration of AM Conseil for the services rendered pursuant to the agreement between the companies LVMH S.A., GUCCI N.V. and PINAULT-PRINTEMPS-REDOUTE S.A.

During its meeting held on December 19, 2001, the Supervisory Board authorised remuneration for this service in the amount of € 2 million net of tax.

Member of the Supervisory Board concerned
Mr. Alain Minc

6. Renegotiation on 21 December of the lease on the head office of FNAC S.A. in Clichy.

During its meeting held on December 19, 2001, the Supervisory Board authorised termination of the lease concluded with FNAC S.A. concerning an office building located in Clichy La Garenne, Boulevard du Général Leclerc, providing for the payment of € 11,738,574 net of tax in compensation, the conclusion of a new lease for nine years for the same premises at the annual price in principal of € 3,655,285 net of tax together with a fee of € 171,795 net of tax for access to the inter-company restaurant, and finally the conclusion of an addendum for the rental of 155 parking spaces available starting in March 2003 and then subleased to PINAULT-PRINTEMPS-REDOUTE.

Members of the Supervisory Board and of the Management Board concerned
Mrs. Patricia Barbizet and Messrs. François Henri Pinault, Alain Minc and Serge Weinberg

7. Equity Swap concluded with Crédit Lyonnais.

During its meeting held on December 19, 2001, the Supervisory Board authorised the conclusion with Crédit Lyonnais of a written agreement concerning the sale of a block of 1,600,000 PINAULT-PRINTEMPS-REDOUTE S.A. shares at € 170.42 per share and confirmation of a swap on 1,600,000 PINAULT-PRINTEMPS-REDOUTE S.A. shares.

Member of the Supervisory Board concerned
Mr. René Barbier de La Serre

Agreements approved during earlier financial years that continued to be performed during the present financial year

Furthermore, in application of the decree of March 23, 1967, we were informed that performance of the following agreement, approved during earlier financial years, continued during the last financial year.

Remuneration of the services provided by ARTEMIS

Under the terms of an agreement in force between the two companies since September 27, 1993, ARTEMIS provides PINAULT-PRINTEMPS-REDOUTE S.A. with research and consulting covering:
- strategy and development of the PINAULT-PRINTEMPS-REDOUTE S.A. Group and support in carrying out complex operations bearing on legal, fiscal, financial and real estate operations;
- the provision of opportunities for developing business in France and abroad and of factors for reducing costs.

The PINAULT-PRINTEMPS-REDOUTE S.A. Supervisory Board authorised remuneration for these services at zero point three seven percent (0.037%) of gross turnover net of tax, consolidated during its meeting held on March 10, 1999.

This remuneration came to € 10,197,788 for financial 2001.

We conducted our review in accordance with the professional standards applicable in France. These standards require that we carry out the necessary procedure to verify the consistency of the information disclosed to us with the source documents.

Paris, 7 March 2002.

The Statutory Auditors

KPMG AUDIT
Department of KPMG S.A.
Gérard RIVIERE

DELOITTE TOUCHE TOHMATSU

Didier TAUPIN

This is a free translation of the original French text for information purposes only.

Parent company income statement

For the years ended December 31, 2001, 2000 and 1999

(in € millions)	2001	2000	1999
Group management fees	41.6	36.4	31.6
Real estate rental revenue	19.1	17.0	14.5
Payroll expenses	(13.7)	(12.3)	(9.2)
Other operating expenses	(55.5)	(48.3)	(47.4)
Operating income	(8.5)	(7.2)	(10.5)
Interest expense on borrowings	(243.7)	(154.5)	(112.8)
Income and expenses on long-term investments and other	305.1	217.1	311.0
Net financial income	61.4	62.6	198.2
Operating income after interest	52.9	55.4	187.7
Gains on asset	6.3	11.3	52.9
Cost of claims and litigation	(9.6)	(1.2)	(0.5)
Other non-recurring income and expenses	(3.3)	(14.3)	24.1
Non-recurring (expense)/income	(6.6)	(4.2)	76.5
Income taxes	(0.1)	(0.8)	(0.2)
Tax consolidation benefit	117.1	105.9	52.4
Employee profit-sharing	(1.3)	(1.0)	(0.7)
Net income	162.0	155.3	315.7

Parent company balance sheet

At December 31, 2001, 2000 and 1999

ASSETS *(in € millions)*	2001	2000	1999
Fixed assets			
Long-term investments (1)	6,966.7	6,953.6	6,915.7
Other fixed assets	5.3	33.9	28.8
Total fixed assets	6,972.0	6,987.5	6,944.5
Current assets			
Receivables (2)	304.4	150.0	88.0
Marketable securities	255.5	401.8	134.5
Cash	536.7	89.9	92.3
Total current assets	1,096.6	641.7	314.8
Total assets	8,068.6	7,629.2	7,259.3
(1) Of which due within less than one year:	4.5	4.5	4.0
(2) Of which due after more than one year:	52.3	39.0	25.6

LIABILITIES AND SHAREHOLDERS' EQUITY *(in € millions)*	2001	2000	1999
Shareholders' equity			
Share capital	489.6	362.2	363.5
Additional paid-in capital	1,787.9	1,299.8	1,439.4
Retained earnings	959.1	1,171.4	1,064.4
Net income for the year	162.0	155.3	315.7
Total shareholders' equity	3,398.6	2,988.7	3,183.0
Reserves for contingencies and losses	220.5	134.0	101.2
Liabilities			
Borrowings (excluding accrued interest) (1)	4,249.7	4,376.1	3,772.5
Other liabilities (2)	199.8	130.4	202.6
	4,449.5	4,506.5	3,975.1
Total liabilities and shareholders' equity	8,068.6	7,629.2	7,259.3
(1) Of which due within less than one year:	3,738.5	4,073.0	3,186.0
(2) Of which due after more than one year:	5.7	8.1	10.0

Statement of changes in shareholders' equity of the parent company

(before income appropriation)	Number of shares	Share	Additional paid-in capital	Retained earnings	Net income for the year	Share-holders' equity
At December 31 1999 *(in FRF millions)*	119,181,100	2,384	9,442	6,982	2,071	20,879
Share issued in connection with VIA employee share ownership plan	799,208	16	877			893
VIA costs charged against premium			(45)			(45)
Exercise of stock options	5,000		2			2
Cancellation of shares	(1,206,003)	(24)	(1,750)			(1,774)
Appropriation of 1999 income				2,071	(2,071)	0
Dividends paid				(1,371)		(1,371)
Change in untaxed reserves				2		2
Net income for the year					1,019	1,019
At December 31, 2000 *(in FRF millions)*	118,779,305	2,376	8,526	7,684	1,019	19,605
Exercise of stock options	50,000	1	14			15
Appropriation of 2000 income				1,019	(1,019)	0
Dividends paid				(1,669)		(1,669)
Position in FRF before translation of shareholders' equity	118,829,305	2,377	8,540	7,034	0	17,951
Position in euros before conversion of equity	118,829,305	362.4	1,301.9	1,072.3	0.0	2,736.6
Translation of shareholders' equity into €		113.0		(113.0)		0.0
Exercise of stock options	5,000		0.2			0.2
Conversion of 3,077,000 bonds by ARTEMIS group - conv. bonds 2001	3,560,089	14.2	485.8			500.0
Conversion of 73 bonds (convertible bonds 2001)	86					
Change in untaxed reserves				0.1		0.1
Revaluation reserve following disposal of Clichy				(0.3)		(0.3)
Net income 2001					162.0	162.0
At December 31 2001 *(in € millions)*	122,394,480	489.6	1,787.9	959.1	162.0	3,398.6

Summarised notes to the parent company financial statements

Income taxes

This item breaks down as follows:

(in € millions)	31.12.2001	31.12.2000
Income taxes	(0.1)	(0.8)
Tax consolidation benefit	117.1	105.9
Income taxes	117.0	105.1

Under a tax consolidation agreement which came into effect on January 1, 1988, Pinault-Printemps-Redoute pays the tax due by the members of the tax group and fulfils all tax obligations on its behalf.

The tax group comprised 187 subsidiaries in 2001 versus 130 in 2000. Each subsidiary records in its financial statements the amount of tax that it would have paid on a stand-alone basis. The tax savings achieved by the group through consolidation are retained by Pinault-Printemps-Redoute, as parent company of the consolidated group.

Main off-balance sheet commitments

COMMITMENT TO PURCHASE GUCCI SHARES

In connection with the tripartite agreement of September 10, 2001, between Pinault-Printemps-Redoute, Gucci and LVMH, the Pinault-Printemps-Redoute Group, undertakes to make a bid, between March 22 and April 30, 2004, at USD 101.5 per Gucci share.

If the price of the Gucci stock is below USD 101.5, the maximum commitment would be USD 4.8 billion, based on the number of Gucci shares outstanding on December 31, 2001.

COMPANY SHARES

In connection with its Share Buyback Program, Pinault-Printemps-Redoute has entered into a renewable performance swap maturing in November 2002, involving 1,600,000 Company shares on the following terms:
- payment of the EURIBOR rate by Pinault-Printemps-Redoute after deduction of dividends,
- total or partial settlement on Pinault-Printemps-Redoute's initiative before or on the due date, either through the effective delivery of the underlying security at the reference price (€ 170,42) or payment of its performance if the share price is below the reference price or, conversely, through the effective purchase of the underlying security at the reference price or payment of its performance,
- early cancellation on the counterparty's initiative if the share price is below or equal to 50% of the reference price.

At December 31, 2001, Pinault-Printemps-Redoute S.A. sold 754,060 puts (options to sell) through its share buyback program, whose due dates range from May 7, 2002 to June 6, 2002, with an average reference price of € 135.70 including the collection of premiums.

Borrowings

ANALYSIS BY CATEGORY

(in € millions)	31.12.2001	31.12.2000
Convertible bonds	1,974.5	1,094.6
Other bonds	1,354.9	804.9
Index-linked bonds	159.0	145.7
Confirmed lines of credit	-	1 383.2
BLB / CCF loans	750.0	750.0
Long- and medium-term borrowings	5.1	40.6
Short-term bank loans and overdrafts	6.2	1.4
Due to stockbrokers	-	-
Borrowings	4,249.7	4,220.4
Current accounts	-	155.7
Total	4,249.7	4,376.1

Including transactions with related companies:		
Credit balances on current accounts	-	155.7

At December 31, 2001 and 2000, no borrowings were secured by collateral.

ANALYSIS BY MATURITY

(in € millions)	31.12.2001	31.12.2000
Due within one year	511.2	303.1
Due in one to five years (*)	3,738.5	4,073.0
Total	4,249.7	4,376.1

(*) Short-term drawdowns on facilities backed by long-term confirmed lines of credit are included in amounts due in one to five years.

NET INDEBTEDNESS

(in € millions)	31.12.2001	31.12.2000
Borrowings	4,249.7	4,376.1
Marketable securities	(255.5)	(401.8)
Cash	(536.7)	(89.9)
Net indebtedness	3,457.5	3,884.4

Securities portfolio at December 31, 2001

Company name (in € thousands)	Number of shares	%	Cost	Allowances	Net book value
1- Long- and short-term investments in French companies with a book value by category of securities equal to or in excess of € 15,000:					
ALORIS	2,998	99.93	76.2		76.2
ARTES	69,650	14.19	1,100.8		1,100.8
BALZAN	2,994	99.80	48.7		48.7
BARYUM	2,993	99.77	45.6		45.6
CAUMARTIN PARTICIPATIONS	875,700	99.97	82,343.5		82,343.5
CLUB DE DEVELOPPEMENT PPR	599,993	60.00	9,146.8		9,146.8
CONFORAMA	4,284,609	92.88	252,341.2		252,341.2
DISCODIS	3,199,302	100.00	299,734.9		299,734.9
FINANCIERE MAROTHI	20,443,682	99.99	2,685,468.0		2,685,468.0
FINAREF	189,716,877	84.75	175,775.4		175,775.4
FRANCE PRINTEMPS	3,590,039	99.96	132,451.8		132,451.8
GECCA	995	99.50	1,036.6		1,036.6
GUILBERT (bonds)	930,581		155,836.8		155,836.8
GUILBERT (shares)	9,120,052	99.96	1,309,209.3		1,309,209.3
KADEOS	10,000	33.33	152.4		152.4
KERTEL C.S.	382,493	96.96	5,831.0		5,831.0
KERTEL (warrants)	401,960	97.97	36.6		36.6
LOCUTION	2,994	99.80	45.6		45.6
LOBELIE SCS	37,500	3.75	285.8		285.8
MOBILE PLANET	2,994	99.80	45.6		45.6
PETITS & GRANDS	4,500	45.00	68.6		68.6
PINAULT-PRINTEMPS-REDOUTE	1,371,628		282,300.2	26,699.80	255,600.4
PPR FINANCE	9,990	99.90	152.3		152.3
PPR INTERACTIVE	1,499,989	100.00	22,867.2		22,867.2
PRODISTRI	14,995	99.97	228.6		228.6
PPR PPR-PURCHASING	843,750	75.00	3,386.2		3,386.2
REDCATS	400,100	99.99	1,230,212.5		1,230,212.5
SAPARDIS	2,994	99.80	45.6	38.00	7.6
SAPRODIS	33,920,228	82.09	568,830.2		568,830.2
SAVOISIENNE	129,690	99.00	1,977.1	1,689.80	287.3
SOCIETE FINANCIERE DE GRANDS MAGASINS	298,502	99.50	7,313.4		7,313.4
TEAMTEL	2,990	99.67	45.6		45.6
TREMI	2,994	99.80	48.7		48.7
VARIANTE	2,994	99.80	48.7		48.7
MOBILE PLANET EUROPE	9,900	99.00	150.9		150.9
2 - Long- and short-term investments in French companies with a book value by category of securities representing less than € 15,000			4.7		4.7
3 - Other service, real estate and other companies			1,237.2	330.60	906.6
4 - Shares in foreign companies			15,689.9	169.30	15,520.6
TOTAL			7,245,620.2	28,927.50	7,216,692.7

Direct subsidiaries and affiliates

At December 31, 2001 *(in € millions)*	Share Capital	Retained earnings before appropriation	Percent interest	Book value of shares	
				Cost	Net
I - DETAILED INFORMATION					
A - Subsidiaries (at least 50%-owned)					
CAUMARTIN PARTICIPATIONS (1)	6	75	100%	82	82
CONFORAMA HOLDING (1)	74	238	93%	252	252
DISCODIS (1)	154	11	100%	300	300
FINAREF (1)	13	488	85%	176	176
FRANCE PRINTEMPS (1)	55	105	100%	133	133
REDCATS (1)	61	234	100%	1,230	1,230
SAPRODIS (1)	620	126	82%	569	569
S.F.G.M. (1)	5	6	99%	7	7
GUILBERT (1)	14	146	100%	1,309	1,309
KERTEL C.S. (2)	6	(126)	97%	6	6
FINANCIERE MAROTHI (1)	388	2,272	100%	2,685	2,685
PPR INTERACTIVE (1)	23	(7)	100%	23	23
CLUB DE DEVELPT PPR (2)	15	(4)	60%	9	9
II - GENERAL INFORMATION					
A - Subsidiaries not listed in 1					
a) French subsidiaries (total)				7	5
b) Foreign subsidiaries					
- FAIRBANK				12	12
- Others				3	3
B - Affiliates not listed in 1					
a) French companies (total)				2	2
b) Foreign companies (total)				1	1
Total				6,806	6,804

(1) : Fully-consolidated subsidiaries

(2) : Non-consolidated subsidiaries

Outstanding loans granted by the company	Guarantees given by the company	Last published net sales	Last published net income/ (loss)	Dividends received during the year
		0	(4)	10
		0	66	62
		0	36	16
	93	528	164	0
		868	15	12
		35	23	34
		0	73	34
		0	0	0
		8	65	126
136		32	(32)	0
		0	(24)	0
		1	(16)	0
		N/C	N/C	
				7
	8			

Parent company's financial results for the last five years

	1997	1998	1999	2000	2001
Share capital at year-end					
Share capital (in € thousands)	341,800	358,065	363,381	362,156	489,578
Number of common shares outstanding	22,420,585	117,437,590 (1)	119,181,100	118,779,305	122,394,480 (2)
Maximum number of shares to be created	191,756	685,030 (1)	5,379,152	5,374,152	10,734,387 (2)
- on conversion of bonds	–	–	5,237,152	5,237,152	10,652,387 (2)
- on exercise of stock options	191,756	685,030 (1)	142,000	137,000	82,000 (2)
Results of operations *(in € thousands)*					
Group Management fees	29,780	28,497	31,494	36,388	41,611
Income/(loss) before tax, employee profit-sharing, depreciation, amortisation and allowances	256,731	120,151	295,662	87,926	146,304
Corporate income tax (charge)/benefit	31,955	124,469	52,285	105,188	116,925
Employee profit-sharing	620	624	755	1,041	1,288
Net income	265,008	237,002	315,682	155,296	161,953
Total dividends	139,604	169,186	211,502	258,941	281,507 (3)
Per share data *(in €)*					
Income after tax, employee profit-sharing, before depreciation, amortisation and allowances	12.85	2.08	2.91	1.62	2.14
Net income	11.82	2.02	2.65	1.31	1.32
Dividends:					
- net dividend per share	5.95	1.44	1.78	2.18	2.30 (3)
- total revenue per share (50% tax credit)	8.92	2.16	2.67 (4)	3.27 (4)	3.45 (4)
Employee data					
Average number of employees	66	80	93	99	110
Total payroll *(in € thousands)*	4,324	5,500	6,349	8,055	9,587
Total bénéfits *(in € thousands)*	2,024	2,413	2,677	4,276	4,116

(1) Following July 17, 1998, five-for-one stock split (one FRF 100 par value share exchanged for five FRF 20 par value shares).

(2) August 30, 2001, translation of share capital into euro with a par value of 4 euros per share.

(3) Subject to approval at the Annual General Meeting of May 21, 2002.

(4) Subject to a tax credit which is reduced, depending on the beneficiary.

Parent company management report

The Company's revenues consist primarily of dividends received from subsidiaries, rental revenue from real estate holdings, income from the management of financial assets and management fees received from subsidiaries, determined as a percentage of their sales, in accordance with standard practice.

The Management Board, in accordance with the decision at the Extraordinary General Meeting held on May 18, 2001, translated the Company's capital into euro and increased the per value of its shares to € 4 on August 30, 2001, through capitalisation into long-term capital gains reserves.

On November 8, 2001, the Company launched a € 1,380,000,050 issue of bonds convertible and/or exchangeable for shares (OCEANE) representing 8,492,308 bonds at a face value of € 162.50, convertible into new shares and/or exchangeable for existing shares. Conversion or exchange parity, fixed at 1.157 shares per bond until December 31, 2001, is set at one share per bond as of January 1, 2002. The annual coupon is 1.5%, with full redemption at par on January 1, 2007. At the end of 2001, the outstanding balance was 5,415,235 bonds after the conversion of 3,077,073 bonds, nearly all of which were converted by the Artémis group.

The Company-owned real estate complex on Boulevard du Général Leclerc in Clichy La Garenne, the site of Fnac's head office, was disposed of at the end of December 2001 to a group of investors.

FINANCIAL ACTIVITY

In February 2001, the Company launched a Euro Medium Term Note (EMTN) program, arranged by Morgan Stanley Dean Witter, for a total amount of € 1.5 billion, and carried out two bond issues in connection with this program in 2001, the first for € 250 million with an 18-month maturity (May 25, 2001 to November 26, 2002) at an annual floating rate indexed on 3-month Euribor, the second for € 300 million with a 3-year maturity (July 13, 2001 to July 13, 2004) at an annual floating rate indexed on 3-month Euribor.

The balance of the Company's financing needs were met in full by draw-downs on existing medium-term lines of credit and by current account borrowings from PPR Finance, which manages the Group's cash.

RESULTS

The parent company's operating loss amounted to € 8.5 million in 2001, compared with a loss of € 7.2 million the previous year.

Net financial income, which reflects the dividends received from subsidiaries and interest on debt financing, amounted to € 61.4 million, compared with € 62.6 million the previous year.

Net non-recurring losses amounted to € 6.6 million, compared with a loss of € 4.2 million in 2000, and include capital gains on disposals of fixed assets and income from the disposal of shares and related transactions.

Pinault-Printemps-Redoute and some of the Group's French subsidiaries file a consolidated tax return, and this year recorded a tax benefit of € 117 million compared with € 105.1 million the previous year.

Parent company net income stood at € 162 million in 2001, compared with € 155.3 million in 2000.

INCOME APPROPRIATION

The Management Board is recommending the payment of a net dividend of € 2.30 per share, giving rise, where applicable, to a 50% tax credit (avoir fiscal) or the current applicable rate. The dividend will be paid as of June 7, 2002.

The recommended appropriation of income is as follows:

(in €)	
Source:	
Unappropriated retained earnings brought forward from previous year	**275,688,612.05**
Net income for the year	**161,952,762.87**
Total amount to be appropriated	437,641,374.92
Appropriations:	
Legal reserve	**8,097,638.15**
Dividends	**281,507,304.00**
Unappropriated retained earnings	**148,036,432.77**
Total appropriation	437,641,374.92

Dividends paid in the last three years:

Year of payment	Net Dividend	Tax credit of 50%	Total income
1999	FRF 9.45 (€ 1.44)	FRF 4.725 (€ 0.72)	FRF 14.175 (€ 2.16)
2000	FRF 11.68 (€ 1.78)	FRF 5.84 (€ 0.89)	FRF 17.52 (€ 2.67)
2001	FRF 14.30 (€ 2.18)	FRF 7.15 (€ 1.09)	FRF 21.45 (€ 3.27)

SHARE BUYBACK PROGRAM

At the Annual General Meeting of May 18, 2001, the Management Board was authorised to buy back up to 10% of the Company's shares on the open market. Between the date on which the program was launched and the year-end, 875,153 shares were acquired. The Company also sold 854,060 put options as part of this program. Given the shares held under the previous share buyback program, 87,260 shares were allocated to a stock option purchase plan established in May 2001, 1,600,000 shares were crossed simultaneously with a performance swap, 490 shares were remitted in exchange in favour of the Guilbert stock option plans and in accordance with the commitments made under the Guilbert Public Exchange offer at the end of 1999. The remaining shares are being held for sales, if appropriate, stabilisation of the share price and allocation under future stock option plans.

We are recommending that you approve a new share buyback program of up to 10% of the Company's shares in order to:

- stabilise the share price through purchases on the open market and systematic intervention against stock market trends,
- buy and sell shares on the open market depending on market conditions,
- implement employee and management stock option plans and employee stock ownership plans as part of corporate savings plans and employee profit-sharing schemes,
- acquire equity interests or raise financing in exchange for Pinault-Printemps-Redoute shares, in connection with either external growth operations involving a payment in shares, an exchange of shares or a contribution of shares, or issues of securities redeemable or exchangeable for shares, or otherwise,
- optimise the management of the Company's cash position and shareholders' equity,
- cancel the shares acquired.

Under the authorisation, the shares may be acquired by any appropriate method, including the use of derivative products or the acquisition of an unlimited block of securities.

The shares may then either be kept, sold or transferred, by any appropriate method, as a capital contribution or an exchange of shares, or alternatively allocated, sold or transferred under stock option or employee stock ownership plans. They may also be cancelled under the provisions of the law.

The maximum purchase price is set at € 320 per share, and the minimum sale or transfer price is set at € 120 per share. However, in the case of a disposal or transfer of the shares within an employee stock option or ownership plan, the sale or transfer price will be set in accordance with the legal provisions applicable to these transactions and may fall below this amount.

The maximum total amount of the acquisitions is set at € 3,917 million.

The shares acquired under the buyback program may be cancelled subject to approval of the related authorisation by the Extraordinary General Meeting on May 18, 2001.

PURCHASES OF COMPANY SHARES

In connection with the share buyback programs authorised by the shareholders, in 2001 the company acquired 1,168,136 shares at an average price of € 149.01 (292,983 shares under the share buyback program of May 23, 2000, and 875,153 shares under the share buyback program of May 18, 2001). In the course of the year, 1,807,375 shares were sold at an average price of € 176.68. The related transaction costs totalled € 0.4 million.

At the year-end, 1,371,628 shares at € 4, representing 1.1% of the Company's capital, were recorded in treasury stock in the amount of € 255.5 million, including 1,345,050 shares for allocation under stock option plans and 26,208 shares allocated under the buyback program, used to stabilise the share price depending on market conditions or for future stock option plans. 370 shares were transferred to the beneficiaries of the Guilbert stock option plan.

STOCK OPTION PLANS

In 2001, the Company set up two stock option plans for the Group's executive managers including 340,240 shares and 87,260 shares respectively, exercisable at FRF 1,476 (€ 225.01) per share.

Information concerning the stock option subscription or purchase plans is provided in the section "Other Information".

AGREEMENTS

In 2001, the Company signed various agreements governed by article L 225-86 and related articles in accordance with the French Commercial Code.

- Agreement with LVMH and Gucci authorising the Company to acquire a number of Gucci shares owned by LVMH, increasing its stake in Gucci capital to over 50%, with a planned exceptional dividend to be paid by Gucci at the end of 2001. As part of the agreement, Pinault-Printemps-Redoute offered Gucci shareholders an option to sell their shares, exercisable in March 2004, along with a provision to abandon all litigation and current legal proceedings.

- Agreement with Gucci, allowing the Company, if necessary, to increase the number of PPR members on Gucci's Supervisory Board from four to five upon acquisition of Gucci shares owned by LVMH, to designate five out of the nine members of Gucci's Supervisory Board as well as its Chairman upon the outcome of the offer to buy back Gucci shares in 2004, and to possibly increase its stake in Gucci capital to 70% before March 2004.

- Finaref's takeover from Cetelem of Facet, in October 2002, operational activities, specialising essentially in consumer credit within the Conforama brand.

- Cancellation of the lease signed with Fnac pertaining to the building used as its registered office in Clichy La Garenne and the signature of a new lease.

- Signature of a memorandum of understanding with Crédit Lyonnais regarding a maturing performance swap involving Company shares in connection with the share buyback program.

- Disposal by Crédit Lyonnais of Company shares within the authorised share buyback program.

- Settlement of fees to AM Conseil.

- Implementation of an additional retirement plan benefiting members of the Management Board as part of the human resources management policy regarding senior Group executives.

Details of the agreements are provided in the Auditors' special report.

SHARE CAPITAL

Given both the increase in capital resulting from the higher par value of the shares, now at € 4, converted shares from the issue of convertible and/or exchangeable bonds and exercised stock options, the Company's year-end capital amounted to € 489,577,920.

At the end of the year, the employees of the Company and its Group held 856,563 shares at € 4, representing 0.7% of the capital, under the provisions of article L. 225-102 of the French Commercial Code.

Excluding issues of bonds convertible into new shares and/or exchangeable into existing shares carried out throughout the year, as of the year-end, the Management Board did not use the authorisations to increase the Company's capital granted by the Extraordinary General Meeting on May 23, 2000. Neither did the Management Board exercise the authorisation to proceed with a capital increase to be subscribed by employees, whether directly or indirectly, as granted by the Extraordinary General Meeting on May 18, 2001.

Details of the Company's ownership structure and changes in capital throughout the year are provided in the section "Other Information". At year-end, the Artémis group held 42.2% of the Company's capital and 55.4% of the voting rights (Artémis SA 43.6%, Artémis Conseil 6.9%, Artémis Obligations 4.9%).

APPOINTMENTS, DUTIES AND REMUNERATION OF SENIOR OFFICERS

Details regarding the appointments, duties and remuneration of senior officers are provided in the section "Directors and Officers".

SUBSIDIARIES AND AFFILIATES

As a holding company, the Company carried out various transactions with its subsidiaries: subscriptions to increases in capital, in particular, those in connection with the conversion into euros, reclassifications of affiliates or acquisitions of minority interest. The Company thus increased its stake in Pinault-Printemps-Redoute PPR Purchasing, a company specialising in pooling product purchases, from 10% to 75%, and in Conseil et Assistance, a consulting service provider, from 1% to 90%.

Information about the business and financial results of subsidiaries and affiliates, equity interests acquired during the year and changes in percentage interests in Group companies is provided in the Group section of the report and the notes to the consolidated financial statements (list of the main consolidated subsidiaries).

*
* *

Several proposals have been put forward regarding the ratification, appointment and renewal of Supervisory Board members, term renewal of two Auditors, as well as the renewal of the authorisation to issue bonds and set the amount of attendance fees paid to Supervisory Board members.

*
* *

Information regarding the Company's development, outlook and significant post-balance sheet events is provided in other sections of the management report and the notes in the annual report.

A table showing the Company's results over the last five years is provided in the notes added to this report.

Summary of the resolutions tabled at the Annual general meeting of May 21, 2002

FIRST RESOLUTION

Approval of the 2001 financial statements.

SECOND RESOLUTION

Approval of the 2001 consolidated financial statements.

THIRD RESOLUTION

Approval of the Auditors' special report on agreements governed by articles L 225-86 and seq. of the French Commercial Code and the related operations.

FOURTH RESOLUTION

After an allocation of € 8,097,638.15 to the legal reserve, the appropriation of income available for distribution in the amount of € 429,543,736.77, payment of € 281,507,304.00 in dividends and placement of the remaining balance in retained earnings.

The dividend per share will amount to € 2.30, giving rise to a tax credit of 50% or at the rate applicable under current legal provisions. Dividends will be paid as from June 7, 2002.

FIFTH AND SIXTH RESOLUTIONS

Ratification of the appointment of Messrs Luca Cordero di Montezemolo and Pierre Bellon as members of the Supervisory Board.

SEVENTH TO NINTH RESOLUTIONS

Term renewed as members of the Supervisory Board: Messrs Pierre Bellon, Alain Minc and Baudouin Prot.

TENTH AND ELEVENTH RESOLUTIONS

Nomination of two new members of the Supervisory Board: Messrs Anthony Hamilton and Allan Chapin.

TWELFTH AND THIRTEENTH RESOLUTIONS

Term renewed as titular auditor: Deloitte Touche Tohmatsu and as substitute auditor: Deloitte Touche Tohmatsu-Audit.

FOURTEENTH RESOLUTION

Authorisation to purchase Pinault-Printemps-Redoute shares, representing up to 10% of the Company's capital on the open market, in order to stabilise the market price by systematically intervening against market trends, to purchase and sell stock depending on market conditions, grant stock options to Group employees and senior officers and sell or allocate the shares to employees under employee stock ownership plans within the provisions of the law, carry out investments or raise financing through the delivery of shares in connection with external growth transactions or the issuance of marketable securities exchangeable or redeemable for Company shares and optimise the management of cash and shareholders' equity. Shares may also be acquired in order to be cancelled.

The shares acquired may be kept, sold or transferred by any appropriate method. The shares acquired may be kept for use in stock option plans granted to Group employees and senior officers, for sale or allocations to Group employees. They may also be cancelled.

The maximum purchase price is set at € 320 per share, and the minimum sale or transfer price is set at € 160 per share. The total amount of share buybacks may not exceed € 3.917 billion. The sale or transfer price will however be fixed within the scope of employee stock option purchase plans or in the sale or transfer of shares to employees, in accordance with the legal provisions applicable to these transactions.

FIFTEENTH RESOLUTION

Authorisation of the Management Board to issue bonds up to a maximum amount of three billion euros.

SIXTEENTH RESOLUTION

Attendance fees paid to members of the Supervisory Board are set at € 570,000.

SEVENTEENTH RESOLUTION

Powers to carry out all legal announcement formalities.

Miscellaneous information

Report of the Supervisory board

To the shareholders,

The Management Board has given us a copy of the 2001 consolidated financial statements, together with its report on the operations of the Company and the Group during 2001.

During the year, we obtained regular information about the business and operations of the Company and the Group and fulfilled our supervisory role by conducting the reviews and performing the controls that we deemed necessary.

The Finance Committee, set up to enable the Supervisory Board to fulfil its supervisory role in the best possible conditions, reviewed the annual and interim reports financial statements as approved by the Management Board. After obtaining additional explanations from the Company's Finance Department and the Auditors, the Committee recommended that the Supervisory Board approve these financial statements.

In 2001, the Committee reviewed the proposed Gucci agreement and the issuance of securities convertible into shares. The Committee gave a favourable opinion to the Board which then approved these transactions.

In addition, the Finance Committee examined the resources deployed to guarantee a satisfactory level of internal control over the business and operations of the Group, as well as reviewing changes in the Group's financial position and cash management operations.

Lastly, the Finance Committee reviewed the terms of the agreement between the Group and its parent company Artémis. The Committee examined the services provided, the benefits derived by the Group and the related fees paid in 2001. It reported its findings to the Supervisory Board which approved the fee payments.

We have reviewed and approved the annual financial statements, as presented in this report and have also analysed the information given in the Management Board's Report. We do not have any particular comments for shareholders regarding this information.

At the end of 2001, the Board appointed Mrs. Patricia Barbizet as Chairman of the Supervisory Board, replacing Mr. René de La Serre, who had requested to step down. He was thanked for all his work as Chairman of the Supervisory Board.

The Board, which has undertaken to strengthen the application of Corporate Governance principles and to reflect the Group's internationalisation, has proceeded to name Messrs. Luca Cordero di Montezemolo and Pierre Bellon, as new members of the Supervisory Board, replacing Messrs. Jean-Yves Durance and Patrick Duverger who had requested to be relieved of their duties. Shareholders are asked to ratify his appointment, as provided for by law.

Similarly, we propose that you name Messrs. Anthony Hamilton and Allan Chapin as new members of the Supervisory Board.

We also request approval to renew the terms of Supervisory Board members, Messrs. Pierre Bellon, Alain Minc and Baudouin Prot, which expire today.

The Board noted that the censors requested to be relieved of their duties and thanked them for their work in the supervisory board.

We also propose that you approve the renewal of the terms of two Auditors.

The Board appointed Mr. Thierry Falque-Pierrotin as member of the Management Board following Mr. Hartmut Krämer's resignation. The Management Board currently includes five members: Serge Weinberg, the Chairman, Thierry Falque-Pierrotin, André Guilbert, Per Kaufmann, and Alain Redheuil.

We would like to thank all members of staff and the members of the Management Board for their hard work throughout the year.

We recommend that shareholders approve the 2001 financial statements, the recommended appropriation of net income and the various resolutions presented at the Annual General Meeting.

Directors and Officers

2001 APPOINTMENTS AND FUNCTIONS

REMUNERATION AND BENEFITS PAID BY THE COMPANY AND RECEIVED ON BEHALF OF COMPANIES REVIEWED IN 2001 DURING THE CORPORATE OFFICER'S TERM

Supervisory Board

Patricia Barbizet - Chairman
(Member of the Supervisory Board since December 11, 1992 – current term expires in 2004 – Chairman since December 19, 2001)
Born on April 17, 1955
CEO of Artémis
Chairman and CEO of:
- Piasa (*)
- Théâtre Marigny

CEO of Financière Pinault
Director of:
- Fnac SA
- TF1

Member of the Board of Christies (UK)
Member of the Supervisory Board of:
- Gucci Group NV (Netherlands)
- Yves Saint Laurent Parfums
- Yves Saint Laurent Haute Couture

Permanent representative of Artémis on the Board of Directors of:
- Agefi
- Bouygues
- Rexel
- Sebdo le Point

Member of the Managing Board of SC Vignoble de Château Latour
Member of the Conseil des Marchés Financiers (Council of Financial Markets)
Remuneration and benefits: € 121,071

François Pinault - Vice-Chairman
(Member of the Supervisory Board since May 5, 1993 – current term expires in 2004)
Born on August 21, 1936
Chairman of Artémis
General Manager of Financière Pinault
Member of the Supervisory Board of:
- Boucheron Holding
- Gucci Group NV (Netherlands) (*)

Remuneration and benefits: € 156,782

René Barbier de La Serre
(Member of the Supervisory Board since May 10, 1999 – current term expires in 2004 – Chairman until December 19, 2001)
Born on July 3, 1940
Chairman and CEO of Continentale d'Entreprises
Director of:
- Aoba Life (Japan)
- Crédit Lyonnais
- Fimalac
- Nord Est
- Sanofi Synthelabo

Member of the Supervisory Board of:
- Compagnie Financière Saint Honoré
- Euronext NV (Netherlands)

Remuneration and benefits: € 341,027

Pierre Bellon
(Member of the Supervisory Board since December 19, 2001 – current term expires in 2002)
Born on January 24, 1930
Chairman and CEO of Sodexho Alliance
Chairman of the Management Board of Bellon SA
Director of:
- Abbar & Zainy Sodexho Catering Company Ltd
- Air Liquide (*)
- Sodexho Corporation
- Sodexho Healthcare Co Limited
- Sodexho Holdings
- Sodexho Inc
- Sodexho Limited
- Sodexho Nederland
- Sodexho Services Group Limited

Member of the Supervisory Board of Air Liquide (*)
Director of the Association Nationale des Sociétés par Actions ANSA
Remuneration and benefits: none

Luca Cordero di Montezemolo
(Member of the Supervisory Board since December 19, 2001 – current term expires in 2004)
Born on August 31, 1947
Chairman of:
- Bologna Fiere (Italy)
- Ferrari Spa (Italy)
- Ferrari Idea Sa (Italy)
- Ferrari International
- Ferrari Deutschland
- Ferrari Nord America
- Federazione Italiana Editori Giornali (FIEG)
- Maserati Spa (Italy)
- Unione Industriali Modena (Italy)

Director of Editrice La Stampa
Member of the Board of Directors of:
- Acqua di Parma
- Itama
- Tod's

Vice-Chairman of ITEDI
Remuneration and benefits: none

(*) Appointments or functions that started or terminated in 2001.

François Henrot
(Member of the Supervisory Board since September 20, 1995 – current term expires in 2004)
Born on July 3, 1949
Managing partner of:
- Rothschild et Cie Banque
- Rothschild et Cie

Director of:
- BP France
- Carrefour
- Eramet
- Montupet
- Téléimages International

Member of the Supervisory Board of:
- Cogedim (*)
- Vallourec

Remuneration and benefits: € 46,153

Philippe Lagayette
(Member of the Supervisory Board since January 20, 1999 – current term expires in 2006)
Born on June 16, 1943
Member of the Board of Directors of:
- Chase Manhattan Bank France (*)
- JP Morgan et Cie SA

Director of:
- Eurotunnel
- La Poste

Managing Director and Chairman of the Management Committee of:
- Morgan Guaranty Trust Cie of New-York (Paris subsidiary) (*),
- Chase Manhattan Bank (Paris subsidiary) (*)
- JP Morgan Chase Bank (Paris subsidiaries) (*) after the merger of Morgan Guaranty Trust Cie of New-York and Chase Manhattan Bank

Remuneration and benefits: € 29,370

Alain Minc
(Member of the Supervisory Board since November 27, 1991 – current term expires in 2002)
Born on April 15, 1949
Chairman of:
- AM Conseil
- Sté des Lecteurs du Monde

Chairman of the Supervisory Board of Le Monde
Director of:
- Fnac SA
- Ingenico
- Vinci
- Yves Saint Laurent SA,

Member of the Supervisory Board of Valeo
Remuneration and benefits: € 2,309,878 (including € 2,273,567 for AM Conseil prestations)

François Henri Pinault
(Member of the Supervisory Board since January 17, 2001 – current term expires in 2006 – Member of the Management Board until January 17, 2001)
Born on May 28, 1962
Director of Financière Pinault
CEO of Artémis
Director of:
- Finaref (*)
- Fnac SA
- Rexel (*)
- Soft Computing (*)
- TV Breizh

Member of the Managing Board of Château Latour
Member of the Supervisory Board of Gucci Group NV (*)
Chairman of the Supervisory Board of PPR Interactive (*)
Permanent representative of Artémis on the Supervisory Board of:
- Conforama Holding
- Guilbert

Permanent representative of Financière Pinault on the Board of Directors of Bouygues
Remuneration and benefits: € 16,156

Baudouin Prot
(Member of the Supervisory Board since March 11, 1998 – current term expires in 2002)
Born on May 24, 1951
Chairman and CEO of BNP Paribas
Chairman of the Board of Directors of:
- BNP Paribas E3
- Compagnie Immobilière de France

Director of:
- Banque Nationale de Paris Intercontinentale
- Pechiney

Member of the Supervisory Board of Cetelem
Permanent representative of BNP Paribas on the Supervisory Board of Accor
Permanent representative of BNP Paribas on the Board of Directors of:
- Answork
- Banque Petrofigaz

Remuneration and benefits: € 20,979

(*) Appointments or functions that started or terminated in 2001.

Bruno Roger
(Member of the Supervisory Board since February 18, 1994 – current term expires in 2006)
Born on August 6, 1933
Member of the Executive Committee of Lazard Llc
Chairman of Lazard Paris
Chairman and CEO of Eurazeo (*)
Director of:
- Cap Gemini Ernst and Young
- Compagnie de Saint Gobain
- Sofina (Belgium)
- Thales

Member of the Supervisory Board of Axa
Remuneration and benefits: € 44,055

Management Board

Serge Weinberg - Chairman
(Member of the Management Board since June 17, 1993 – current term expires in 2003)
Born on February 10, 1951
Chairman of the Supervisory Board of:
- Conforama Holding
- France-Printemps
- Guilbert SA
- Redcats (*)

Member of the Supervisory Board of:
- Boucheron Holding
- Gucci Group NV
- Yves Saint Laurent Parfums

Director of:
- Fnac SA
- Redcats (*)
- Rexel

Permanent representative of PPR on the Supervisory Board of PPR Interactive
Permanent representative of Tennessee on the Board of Directors of Bouygues
General Manager of:
- Adoval
- Maremma
- Serole

Director of PPR Asia
Remuneration and benefits: € 1 747 101

Thierry Falque-Pierrotin
(Member of the Management Board since December 19, 2001 – current term expires in 2003)
Born on November 1, 1959
Chairman of the Management Board of Redcats (*)
Chairman of Pinault Bois & Matériaux (*)
Chairman of the Board of Brylane Inc (*)
Member of the Supervisory Board of Conforama Holding
Director of:
- IMS International Metal Service
- Fantasud (Morocco) (*)
- Manorbois (Morocco) (*)

Permanent representative of Pinault Bois & Matériaux, general manager of:
- PBM Conseil (*)
- SCI de Lhoumaille (*)

Remuneration and benefits: € 19,144

André Guilbert
(Member of the Management Board since June 5, 1998 – current term expires in 2003)
Born on February 16, 1932
Member of the Supervisory Board of Banque Eurofin HSBC (*)
Remuneration and benefits: € 21,343

Per Kaufmann
(Member of the Management Board since January 21, 1998 – current term expires in 2003)
Born on March 30, 1956
Chairman of the Management Board of:
- Conforama Holding (*)
- France Printemps (*)

Chairman and CEO of:
- Conforama France (*)
- Imedia Expansion (*)

Chairman of the Board of Directors of:
- Caudiv (*)
- Conforama Luxembourg (*)
- Conforama S.A. (Switzerland) (*)
- Gdcm (*)
- Hdi (*)
- Klastek Invest SL (Spain) (*)
- Meubles Dif (*)
- Nidam (*)
- Printemps.Com (*)
- Profida (*)
- Salzam Srl (Italy) (*)

Sole director of:
- Conforama Italia Spa (*)
- Salzam Mercatone Holding Spa (Italy) (*)

Director of:
- Conforama Europe (Luxembourg) (*)
- Facet (*)
- Finaref
- Hipermovel Mobiliario e Decoraçao S.A. (Portugal) (*)
- Madelios

Director of:
- Conforama Asia Pte Ltd (Singapore) (*)
- Copres Corporation Ltd. (Taiwan) (*)

Member of the Supervisory Board of:
- Conforama Polska (Poland) (*)
- Snfa (*)

(*) Appointments or functions that started or terminated in 2001.

Member of the Board of Directors of:
- Brico Hogar (Spain) (*)
- Conforama Espana (Spain) (*)

General Manager of:
- Conforama Management Services (*)
- Sapac Printemps (*)

Permanent representative of Conforama Holding on the Supervisory Board of Kadeos (Sas) (*)
Permanent representative of Conforama Holding on the Supervisory Board of PPR Interactive (*)
Permanent representative of Conforama Holding on the Board of Directors of Bigameubles (*)
Permanent representative of France-Printemps, Chairman of the Supervisory Board of Kadeos (*)
Remuneration and benefits: € 552,081

Alain Redheuil
(Member of the Management Board since January 22, 1997 – current term expires in 2003)
Born on July 15, 1948
Chairman and CEO of Rexel
Chairman of the Supervisory Board of Finelec BV (Netherlands)
Chairman of Rexel Hailong Xing Elec. Equipment (China)
Chairman of the Board:
- Rexel Inc (USA)
- Rexel North America Inc. (Canada)

Director of:
- Flores Y Kersti (Chile)
- John r Turk Pty Limited (Australia)
- Redeal Limited (New Zealand)
- Rexel Chile (Chile)
- Rexel Electra (Chile)
- Rexel Pacific Pty Limited (Australia)
- Rexel Senate (UK)

Remuneration and benefits: € 817,248

Members of the Supervisory Board or the Management Board whose term ended in 2001

Jean-Yves Durance
(Member of the Supervisory Board until December 19, 2001.
Chairman of the Board of Directors of Slivarente (*)
Chairman of the Supervisory Board of:
- Eurofactor (*)
- Loxxia (*)

Vice-Chairman of the Supervisory Board of Clinvest (*)
Permanent representative of Crédit Lyonnais on the Board of Directors of Usinor
Member of the Board of Directors of Société d'exploitation du parc d'exposition de Paris Nord Villepinte (*)
Remuneration and benefits: € 46,153

Patrick Duverger
(Member of the Supervisory Board until December 19, 2001)
Director of:
- CGU Participation
- Crédit du Nord
- Faurecia
- Soparexo

Member of the Supervisory Board of:
- CGU France
- Rémy-Cointreau

Permanent representative of Société Générale on the Supervisory Board of Accor
Permanent representative of Société Générale on the Board of Directors of Salvepar
Remuneration and benefits: € 35,663

Patrick Pollet
(Member of the Supervisory Board until January 17, 2001)
Director of Assurances du Crédit Commercial de France (*)
Chairman and CEO of:
- Erisa (*)
- Erisa Iard (*)
- Foncapi (*)

Director of:
- Elysées Gestion (*)
- HSBC Asset Management Europe SA (*)
- Netvalor (*)

Member of the Supervisory Board of Elysées Fonds (*)
Permanent representative of CCF on the Board of Directors of Sagévie (*)
Remuneration and benefits: € 33,566

(*) Appointments or functions that started or terminated in 2001.

Jean-Claude Darrouzet
(Member of the Management Board until February 14, 2001)
Chairman of the Management Board of Conforama Holding (*)
Chairman and CEO of:
- Conforama France (*)
- Conforama Luxembourg (*)
- Brico Hogar (Spain) (*)

Chairman of the Board of Directors of:
- Conforama SA (Switzerland) (*)
- Imedia Expansion (*)

Director of:
- Cogedem (*)
- Conforama Cuisines (*)
- Conforama Espana (*)
- Facet (*)
- Hipermovel (Portugal)(*)
- Société de développement de la literie (*)

Member of the Supervisory Board of Conforama Polska (*)
General Manager of Conforama Management Services (*)
Permanent representative of Conforama Holding on the Supervisory Board of Kadeos (*)
Permanent representative of Conforama Holding on the Supervisory Board of PPR Interactive (*)
Remuneration and benefits: € 54,643

Hartmut Krämer
(Member of the Management Board until December 3, 2001)
Chairman of Redcats International (*)
Chairman and CEO of:
- Redcats (*)
- Redinvest (*)

Permanent representative of Redcats on the Board of Directors of:
- Am/Pm S.A. (*)
- Bernard S.A. (*)
- Finaref Assurances (*)
- Finaref (*)
- Maranta S.A. (*)
- Redoute S.A. (*)
- S.A.S. Les Aubaines (*)

Permanent representative of Redcats on the Supervisory Board of PPR Interactive (*)
Permanent representative of Redcats on the Supervisory Board of Kadeos (*)
Permanent representative of Redinvest on the Board of Directors of Redcats Management Services
Chairman of the Board of Directors of:
- Redcats UK (Plc) (*)
- Ellos Gruppen Ab (Sweden)
- Redcats Nordic (Sweden)
- Redcats USA Llc (USA) (*)

Director of:
- Brylane Inc. (USA)(*)
- Redcats Asia Limited (Hong Kong) (*)
- Redcats UK Plc (*)

General Manager of Havrafi (*)
Remuneration and benefits: € 862,026

François Henri Pinault
(Member of the Management Board until January 17, 2001)
(see Supervisory Board)

The remuneration paid to members of the Management Board generally includes a fixed portion and a variable portion calculated on the basis of profitability indicators in relation to budget forecasts, such as operating income and return on capital.

By decision of the Supervisory Board, each member is paid a fixed fee plus a variable fee determined on the basis of their attendance of meetings. Furthermore, Members of the Finance Committee are awarded an additional amount equal to one half of the fixed fee plus one half of the variable fee, also based on their attendance of meetings. The remuneration of the Chairman and Vice-Chairman of the Supervisory Board is determined by the Board of Directors.

(*) Appointments or functions that started or terminated in 2001.

STOCK OPTION OR STOCK PURCHASE PLANS GRANTED TO SENIOR OFFICERS AND EXERCISED OPTIONS

Stock option or stock purchase plans granted to each senior officer and options exercised by them	Number of stock options allocated Number of shares subscribed or purchased	Price	Maturity dates	Plans
Options granted in 2001 to each director by Pinault-Printemps-Redoute and by any company within the Group				
Serge Weinberg	40,000	FRF 1,476	31/01/2011	2001 PPR Stock option purchase plan
	2,500	$ 82.60	19/06/2011	2001 Gucci Group Stock option subscription plan
Patricia Barbizet	2,500	$ 82.60	19/06/2011	2001 Gucci Group Stock option subscription plan
Per Kaufmann	7,000	FRF 1,476	31/01/2011	2001 PPR Stock option purchase plan
Hartmut Krämer	7,000	FRF 1,476	31/01/2011	2001 PPR Stock option purchase plan
François Henri Pinault	2,500	$ 82.60	19/06/2011	2001 Gucci Group Stock option subscription plan
Alain Redheuil	7,000	FRF 1,476	31/01/2011	2001 PPR Stock option purchase plan
	10,000	€ 81	15/05/2011	*2001 Rexel Stock option purchase plan*
Options exercised by each senior officer in 2001				
François Henri Pinault	15,000	FRF 192.25	31/10/2005	1995 PPR Stock option subscription plan
	25,000	FRF 402.80	31/03/2007	1997 PPR Stock option subscription plan

Miscellaneous information

General information

COMPANY NAME AND REGISTERED OFFICE

Company name: Pinault-Printemps-Redoute

Registered office: 18, place Henri Bergson - Paris 8, France

LEGAL FORM

Société anonyme (public limited company) with a Management Board and Supervisory Board governed by the French Commercial Code.

APPLICABLE LAW

French law.

DATE OF INCORPORATION AND TERM

The Company was incorporated on June 24, 1881 for a period of 99 years. This period was extended to May 26, 2066 by the Extraordinary General Meeting held on May 26, 1967. The Company may be wound up in advance or its term may be extended, subject to shareholder approval at the Extraordinary General Meeting.

CORPORATE PURPOSE (Article 5 of the by-laws)

The Company's corporate purpose is as follows:
- to purchase and to sell, on a retail or wholesale basis, directly or indirectly, by any appropriate method and using any and all existing or future techniques, any and all goods, products, produce and services,
- to create, acquire, lease, operate or sell, directly or indirectly, any and all facilities, stores or warehouses used for the sale, on a retail or wholesale basis, directly or indirectly, by any appropriate method and using any and all existing or future techniques, of any and all goods, products, produce and services,
- to manufacture or produce, directly or indirectly, any and all goods, products or produce for business purposes,
- to provide any and all services, directly or indirectly,
- to purchase, use or sell any and all real estate that may be used in the business,
- to create any and all trading, non-trading, industrial, financial, securities, real estate, service or other ventures, to acquire interests in such ventures by any appropriate method including subscription to a share issue, acquiring shares in exchange for assets or by way of a merger, and to manage these interests,
- and generally to carry out any and all trading, non-trading, industrial, financial, real estate or securities transactions and perform any and all services related directly or indirectly to the above purposes or any similar, complementary or related purposes or any purposes that may contribute to the implementation or furtherance of the above-mentioned purposes.

INCORPORATION DETAILS

552 075 020 RCS Paris

APE business identifier code: 741J

CONSULTATION OF OFFICIAL LEGAL DOCUMENTS

The by-laws, minutes of general shareholders' meetings and other official company documents may be consulted at the Company's registered office, in compliance with legal regulations.

FISCAL YEAR

The Company's fiscal year begins on January 1 and ends on December 31 of the same year.

APPROPRIATION OF INCOME
(Article 22 of the by-laws)

One-twentieth of net income for the year, less any losses brought forward from previous years, is allocated to the "legal reserve". This allocation is no longer required when it reaches one-tenth of the Company's share capital.

Income available for distribution corresponds to net income for the year less any losses brought forward from previous years, any transfer made to the legal reserve as explained above and any amounts to be transferred to reserves in accordance with the law plus any unappropriated retained earnings brought forward from the previous year. Appropriation of this amount is decided at the Annual General Meeting based on recommendations made by the Board of Directors. The Annual General Meeting may decide to carry forward all or part of the amount to the following year, or to appropriate all or part of the amount to extraordinary, general or special reserves to be used for the purposes specified at the Annual General Meeting.

Any balance remaining after these appropriations is distributed to shareholders.

The Annual General Meeting, based on Company results, may decide to grant each shareholder the option to receive all or part of the final dividend or any interim dividends in the form of cash or shares.

Dividends not claimed within five years are paid over to the State.

GENERAL MEETINGS (Article 20 of the by-laws)

General Meetings of shareholders are called by the Management Board or the Supervisory Board and conduct business in accordance with the law.

Meetings are held at the Company's registered office or at any other venue specified in the notice of meeting.

All shareholders are entitled to participate in General Meetings in person or by proxy, in compliance with the law, upon presentation of proof of identity and proof of ownership of shares. Ownership of registered shares is evidenced by an entry in the Company's share register, recorded no less than five business days before the date of the meeting. Under current regulations, holders of bearer shares are required to obtain a certificate from their bank or broker stating that their shares have been placed in a blocked account up to the date of the Meeting. The certificate must be filed at the address indicated in the notice of meeting, no less than five business days before the date of the meeting. Shareholders may also cast votes through the post, by returning the duly completed postal voting form to the Company under the conditions set by the regulations in force when the form is issued.

For postal votes to be taken into account, the Company must receive the corresponding form at least three days prior to the date of the meeting.

General Meetings are chaired by the Chairman of the Supervisory Board or, in his or her absence, by the member of the Supervisory Board designated to chair the meeting. If no member of the Supervisory Board is designated, the General Meeting will elect its own chairman.

Fully paid-up shares that have been registered for at least two years in the name of the same holder carry double voting rights at all General Meetings.

Double voting rights may be cancelled at any time by decision of the Extraordinary General Meeting, ratified by a special meeting of holders of shares with double voting rights.

The legal and regulatory disclosure thresholds apply. No specific disclosure thresholds are set in the Company's by-laws.

General information about the Company's share capital

CHANGES IN CAPITAL AND RIGHTS

Changes in the Company's share capital and the rights attached to shares are governed by the relevant provisions of the law and the specific provisions of the by-laws summarised below.

Article 17 of the by-laws stipulates that under the Company's internal rules, decisions by the Management Board to issue shares and share equivalents are subject to prior approval by the Supervisory Board.

SHARE CAPITAL

At December 31, 2001, the Company's share capital amounted to € 489,577,920 divided into 122,394,480 shares with a par value of € 4 each, all fully paid up. The number of voting rights at the same date totalled 167,484,075.

A total of 10,652,387 bonds convertible into new shares and/or exchangeable for existing shares were outstanding at that date. Each bond is convertible or exchangeable for one share.

At February 28, 2002, the Company's share capital was fixed at the same amount.

The Company is authorised to obtain details of the identity of holders of shares carrying immediate or future voting rights at General Meetings, as provided for by law.

In addition to the voting rights attached to shares in accordance with the law and the provisions of article 20 of the by-laws, each share carries the right to a fraction of net assets, as well as a fraction of earnings net of any deductions made in application of the law or the by-laws, and any liquidation surplus.

To ensure that the same net amount is paid on each share, without distinction, and to allow all the shares to be quoted on the same line, the Company pays any proportional taxes levied on some shares but not on others, in connection with the dissolution of the Company or a reduction in capital, except in cases where this is not allowed by law. Proportional taxes will not be paid by the Company, however, if they are levied equally on all shares in the same class, in the event that several classes of shares carrying different rights are issued and outstanding.

In all cases where it is necessary to hold several shares in order to exercise a right, shareholders who do not own the required number of shares will be personally responsible for either acquiring the necessary additional shares or transferring their shares to another holder.

In the event of liquidation of the Company, the reserves remaining after repayment of the par value of the shares will be allocated among the shareholders pro rata to their respective interests in the capital.

As of December 31, 2001, to the best of the Company's knowledge:
- the members of the Supervisory Board and the Management Board held, directly, 2.4% of the capital representing 3.3% of the voting rights,
- 1,371,628 shares were held in treasury stock, for allocation under stock option plans or in connection with the share buyback program,
- there were no shareholders' agreements involving shares or voting rights existed that should have been disclosed to the Conseil des Marchés Financiers (Council of the Financial Market) in application of section L.233-11 of the French Commercial Code.

Shareholders and voting rights

	31.12.2001		31.12.2000		31.12.1999	
	% interest	% voting rights	% interest	% voting rights	% interest	% voting rights
Artémis Group	42.2	55.4	45.1	58.9	42.5	58.5
Guilbert-Cuvelier	2.5	3.7	2.9	4.0	3.3	2.4
PPR	1.1	–	1.7	–	0.8	–
Public	54.2	40.9	50.3	37.1	53.4	39.1
Total	100	100	100	100	100	100

Artémis is fully owned by the company Financière Pinault, itself majority owned by the Pinault family.

Changes in capital

Year	Description	Premium	Change in capital	New capital	New number of common shares
2001	Translation of capital into euros, increase in nominal value to € 4 Exercise of options Océane conversion (bonds convertible and/or exchangeable for existing shares)	EUR 488,092,050	EUR 127,422,154	EUR 489,577,920	122,394,480 (1)
2000	Issuance of shares reserved for employees Exercise of options Cancellation of shares	FRF – 915,444,383	FRF – 8,035,900	FRF 2,375,586,100	118,779,305 (2)
1999	Issuance of shares (Guilbert public exchange offer) Exercise of options	FRF 1,632,032,923	FRF 34,870,200	FRF 2,383,622,000	119,181,100 (2)
1998	Acquisition of Guilbert shares Exercise of options	FRF 3,455,099,603	FRF 106,693,300	FRF 2,348,751,800	117,437,590 (2)
1997	Exercise of options	FRF 18,576,182	FRF 2,058,700	FRF 2,242,058,500	22,420,585 (3)
1996	Exercise of options, mergers	FRF 90,703,792	FRF 1,462,900	FRF 2,239,999,800	22,399,998 (3)

(1) Shares with a per value of € 4

(2) Shares with a per value of FRF 20.

(3) Shares with a per value of FRF 100.

Authorised, unissued capital, commitments to issue shares

(at March 1, 2002)

The Management Board is authorised to carry out the following securities issues, pursuant to decisions adopted at various Extraordinary General Meetings:

Type of issue	Maximum number of notes or shares	Maximum capital increase	Date of the authorisation	Duration of the authorisation
Issuance of either shares with pre-emptive subscription rights, equity, notes and/or other share equivalents by capitalising reserves, earnings or additional paid-in capital (1)	€ 6 billion	€ 200 million	EGM of May 23, 2000	26 months
Issuance of shares, equity warrants and/or share equivalents without pre-emptive subscription rights which can be used in payment of securities tendered in a public exchange offer (2)	€ 6 billion	€ 100 million	EGM of May 23, 2000	26 months
Issuance of up to 1,200,000 shares, reserved for Group employees in connection with the employee stock ownership plan VIA (1)		€ 4.8 million	AGM of May 18, 2001	2 years
Issuance of stock options exercisable for up to 1,500,000 shares (3)		€ 6 million	AGM of May 18, 2001	3 years

(1) Authorisations not exercised.

(2) Authorisation exercised in November 2001 for bonds convertible into new shares and/or exchangeable for existing shares for € 1,380,000,050.

(3) *Authorisation exercised in order to grant options to subscribe for 87,260 shares. In addition, 82,000 shares from previous stock option plans were* still exercisable at December 31, 2001.

The Management Board is also authorised for five years to reduce share capital within the provisions of the law through the cancellation of shares as part of its share buyback programs, pursuant to decisions adopted at the Extraordinary General Meeting on May 18, 2001.

Stock option plans

In 2001, the Company set up two stock option plans for the Group's senior executives including 340,240 shares and 87,260 shares respectively, exercisable at FRF 1,476 per share.

The policy regarding the granting of stock options has been extended since 1998 to senior managers of the Group and the various companies, who benefit from a number of shares based on the individual's duties and responsibilities.

Stock options have not been exercisable at a discount to the share price for the past five years. Prior to 2000, the discount was 5%. The plans have a life span of 10 years. Since 2001, the blocked period was 4 years. Employees who leave the Group before exercising their options may lose their stock option rights depending on the duration of their employment with the Group after the stock options were allocated and the terms of their departure.

Options are granted to members of the Management Board by decision of the Supervisory Board, based on the recommendations of the Remunerations Committee appointed by the Supervisory Board.

	1994 Plan Exercisable for new shares	1996 Plan Exercisable for new shares	1997/1 Plan Exercisable for new shares	1997/2 Plan Exercisable for new shares	1998 Plan Exercisable for existing shares	1999/1 Plan Exercisable for existing shares	1999/2 Plan Exercisable for existing shares	1999/3 Plan Exercisable for existing shares	2000/1 Plan Exercisable for existing shares	2000/2 Plan Exercisable for existing shares	2001 Plan Exercisable for existing shares	2001 Plan Exercisable for existing shares
Date of the AGM	18.06.1992	18.06.1992	18.06.1992	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	5.06.1997	18.05.2001
Date of the Management Board Meeting	21.09.1994	27.03.1996	22.01.1997	5.06.1997	5.06.1998	20.01.1999	21.05.1999	8.12.1999	26.01.2000	23.05.2000	17.01.2001	18.05.2001
Number of options granted at the outset (1)	947,500	95,000	100,000	13,250	347,050	27,495	25,455	412,350	12,100	93,100	340,240	87,260
Number of options exercised on December 31, 2001 (1)	694,477	75,000	50,000	10,000	0	0	0	0	0	0	0	0
Cancelled options (at Dec. 31, 2001)	243,023	0	1,250	0	57,255	12,640	2,199	54,365	1,140	7,720	16,188	3,000
Number of options outstanding at December 31, 2001 (1) (2)	10,000	20,000	48,750	3,250	289,795	14,855	23,256	357,985	10,960	85,380	324,052	84,260
Number of beneficiaries	33	5	9	3	257	36	44	560	26	125	722	206
Starting date of the fiscal year	1.11.1994	1.05.1996	1.04.1997	1.08.1997	1.08.1998	1.04.1999	1.07.1999	27.12.1999	01.03.2000	01.07.2000	01.02.2001	01.06.2001
Expiry date	31.10.2004	30.04.2006	31.03.2007	31.07.2007	31.07.2008	31.03.2009	30.06.2009	26.12.2009	28.02.2010	30.06.2010	31.01.2011	31.05.2011
Exercise price	FRF 180.88	FRF 221.20	FRF 402.80	FRF 466.80	FRF 892.00	FRF 1,014.00	FRF 950.00	FRF 1,241.00	FRF 1,490.00	FRF 1,331.00	FRF 1,476.00	FRF 1,476.00

Note: each bond is convertible or exchangeable for one share.

(1) Adjusted to take into account the reduction in the par value of the shares and prior corporate actions affecting the capital.

(2) Adjusted to take into account the cancellation of shares.

Stock option subscription or stock option purchase plans granted to ten top employees (excluding senior executives) and options exercised by them.	Total number of options allocated/options subscribed or purchased	Weighted average price	PPR Plans	Rexel Plan	Gucci Plans
Options granted throughout the fiscal year by PPR and all companies within the stock option allocation structure to the ten employees of PPR and all companies included in this structure, with a higher number of options granted	106,970	€ 139.33	36,970	7,000	63,000
Options held by PPR and above-mentioned companies, exercised during the fiscal year by the ten employees of PPR and those companies, with a higher number of options purchased or subscribed	50,426	€ 48.06	15,000	–	35,426

Employee incentives (Parent company)

(Employee bonus and profit-sharing agreements)

1. EMPLOYEE PROFIT-SHARING AGREEMENT:

The agreement, signed on December 2, 1998 is automatically renewable.

The amount credited to the profit-sharing scheme each year is equal to 0.8% of the dividend for the year in question. A cap is applied based on the dividend's growth. The scheme is shared among eligible employees according to their respective salaries for the reference year. Employees who have been on the Group's payroll for at least 3 months prior to the end of the reference year are eligible to participate in the profit-sharing scheme.

The amounts distributed under this agreement in the last five years were as follows: FRF 3,160,768 in 1997, FRF 3,506,887 in 1998, FRF 4,211,188 in 1999, FRF 5,284,395 in 2000 and € 985,395 (FRF 6,463,765) in 2001.

2. BONUS AGREEMENT: not applicable

Stock market statistics (in euros)

PINAULT-PRINTEMPS-REDOUTE SHARE

Month	Price average	Price high	Price low	Volume: Average daily trading	Volume (€ M)	Volume (no. of shares)
2000						
January	226.7	268.0	195.6	385,294	1,793.7	8,091,182
February	203.2	222.2	188.0	331,872	1,421.9	6,969,314
March	204.2	228.4	191.0	275,586	1,299.1	6,338,471
April	204.9	226.0	189.6	280,580	1,043.5	5,050,435
May	216.6	234.0	200.1	248,243	1,186.9	5,461,345
June	232.2	241.3	224.8	245,758	1,199.0	5,160,919
July	222.8	234.8	215.2	200,076	891.0	4,001,512
August	213.9	226.9	201.4	191,258	932.4	4,398,935
September	208.0	220.8	195.2	384,376	1,651.9	8,071,889
October	197.7	210.9	185.2	246,726	1,069.8	5,427,974
November	207.1	217.8	198.7	193,015	884.0	4,246,332
December	218.2	228.9	206.1	318,396	1,327.8	6,049,517
2000 average	213.0	230.0	199.2	273,786	1,225.1	5,772,319
2001						
January	227.3	235.3	216.5	270,271	1,349.0	5,945,969
February	225.5	231.9	216.6	269,450	1,205.6	5,389,001
March	201.7	219.0	183.3	336,591	1,491.9	7,405,002
April	195.2	204.8	185.2	386,408	1,426.6	7,341,760
May	203.0	213.8	191.0	485,505	2,094.4	10,681,099
June	187.2	208.7	166.2	547,451	1,978.8	10,949,011
July	166.6	176.8	157.0	344,516	1,256.6	7,579,358
August	159.8	172.0	148.2	255,501	938.9	5,876,518
September	124.5	149.6	97.1	558,047	1,366.7	11,160,948
October	127.9	139.2	111.2	598,619	1,768.8	13,768,233
November	140.3	153.3	126.5	577,549	1,791.6	12,706,077
December	147.6	156.9	139.2	538,885	1,467.1	9,699,933
2001 average	175.6	188.4	161.5	430,733	1,511	9,041,909
2002						
January	135.1	154.7	117.5	552,170	1,613.3	12,147,748
February	117.1	123.7	109.5	660,024	1,533.4	13,200,486

PINAULT-PRINTEMPS-REDOUTE OCEANE, 1.5% COUPON JUNE 99

Month	Price average	Price high	Price low	Volume: Average daily trading	Volume (€ M)	Volume (no. of shares)
June - September 99	213.0	219.0	205.5	6,181	93.2	438,823
September - December 99	231.6	285.0	206.7	10,804	157.2	669,841
January - March 2000	239.0	272.0	224.0	5,609	85.2	358,960
April - June 2000	244.4	255.0	221.0	3,183	47.4	194,154
July - September 2000	239.9	254.0	225.0	814	12.5	52,110
October - December 2000	235.0	251.0	215.0	1,773	26.3	111,724
January - March 2001	238.9	250.0	213.2	2,444	37.8	156,437
April - June 2001	226.8	236.0	207.0	2,145	29.1	130,870
July - September 2001	214.2	232.6	201.0	1,887	26.0	122,633
October - December 2001	213.3	219.0	205.1	4,154	55.5	261,675
January - February 2002	211.3	215.9	209.0	7,519	66.5	315,817

OCEANE PINAULT-PRINTEMPS-REDOUTE, 1.5% COUPON DECEMBER 2001

Month	Price			Volume		
				Average daily	Volume	
	average	high	low	trading	(€ M)	(no. of shares)
November - December 2001	177.1	184.0	165.7	3,940	28.0	157,582
January - February 2002	166.9	180.0	160.3	3,442	24.9	144,574

LISTED SECURITIES OF THE GROUP AT DECEMBER 31, 2001

Equities	Code	Bonds	Code	Bonds convertible	Code	Bonds convertible	Code
Paris Stock Market		FINAREF TSR 5.60% July 98	20,972	Rexel zero coupon December 97	8,540	OCEANE PPR Coupon 1.5% June 99	49,494
Pinault-Printemps-Redoute	12,148	PPR indexed Jan. 98	20,870			OCEANE PPR Coupon 1.5% December 2001	18,804
Rexel	12,595	PPR 5.20% May 98	20,918				
		Rexel 4.80% July 98	20,974				
		Rexel indexed May 98	20,900				
		PPR EONIA July 2000	18,696				
New York Stock Exchange		PPR EURIBOR Dec.2000	48,490				
Gucci NY	GUC	PPR EURIBOR May 2001	48,599				
		PPR EURIBOR June 2001	48,661				
Amsterdam Stock Exchange							
Gucci	GCCI						

OCEANE: Bonds convertible into new shares and/or exchangeable for existing shares.

Person responsible for the reference document and the audit of the accounts

PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

Serge Weinberg
Chairman of the Pinault-Printemps-Redoute Management Board

DECLARATION BY THE PERSON RESPONSIBLE FOR THE REFERENCE DOCUMENT

To the best of my knowledge, the information contained in this reference document is correct and includes all the information required by investors to form an opinion on the assets, operations, financial position, results and outlook of Pinault-Printemps-Redoute. No information has been omitted that would be likely to alter an investor's opinion.

CHAIRMAN OF THE MANAGEMENT BOARD

Serge Weinberg

STATUTORY AUDITORS

Titular

KPMG Audit Department of KPMG SA 1, cours Valmy - 92923 Paris La Défense Gérard Rivière	Deloitte Touche Tohmatsu 185, avenue Charles-de-Gaulle - 92200 Neuilly-sur-Seine Didier Taupin

First appointed

June 18, 1992 AGM	May 18, 1994 AGM

Term of appointment and expiration date

June 5, 1998 until the Annual General Meeting called to approve the 2003 financial statements	June 6, 1996 until the Annual General Meeting called to approve the 2001 financial statements

Substitute

Jean-Marc Decléty 1, cours Valmy - 92923 Paris La Défense	Deloitte Touche Tohmatsu-Audit 185, avenue Charles-de-Gaulle - 92200 Neuilly-sur-Seine

First appointed

June 18, 1992 AGM	May 18, 1994 AGM

Term of appointment and expiration date

June 5, 1998 until the Annual General Meeting called to approve the 2003 financial statements	June 6, 1996 until the Annual General Meeting called to approve the 2001 financial statements

Auditors' opinion on the reference document

As statutory auditors of Pinault-Printemps-Redoute S.A. (the Company) and as required by COB (Commission des Opérations de Bourse) regulation 98-01, we have examined in accordance with French professional standards the information regarding the financial position and the historical accounts included in this "reference document".

This "reference document" is the responsibility of the Chairman of the Management Board of Pinault-Printemps-Redoute. We are required to express an opinion on the fairness of the information regarding the financial position and the financial statements contained in this "reference document".

Our procedures, which were performed in accordance with French professional standards, required that we assess the fairness of the information regarding the financial position and the financial statements, verify that this information is consistent with the audited financial statements, read the other information contained in the "reference document" in order to identify any material inconsistencies in relation to the information regarding the financial position and the financial statements, and report any manifestly incorrect information that came to our attention, based on our overall knowledge of the Company, as acquired during our audit. As this reference document does not contain any forward looking information determined according to a structured process, we did not have to take into account the assumptions used by management and the amounts obtained by applying these assumptions.

We audited the consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 as approved by the Board of Directors. Our audits were performed in accordance with auditing standards generally accepted in France. Our reports on these consolidated financial statements were free of qualifications. Our report on the consolidated financial statements for the year ended December 31, 2000 contained an observation indicating that there were changes in accounting method resulting from the application of the new French Accounting Regulations Committee Regulations in respect of consolidated financial statements.

Based on the procedures described above and taking into account the observations made in our audit reports, as mentioned above, we have nothing to report with respect to the fairness of the information about the financial position and the historical financial statements contained in this "reference document".

Paris, April 8, 2002
The Statutory Auditors

KPMG Audit
Department of KPMG S.A.

Gérard RIVIERE

Deloitte Touche Tohmatsu

Didier TAUPIN

Person responsible for Financial Communications

David Newhouse - Tél. : 33 (0) 1 44 90 63 23

COB cross reference table

(in compliance with regulation 98-01 of the Commission des Opérations de Bourse)

PINAULT-PRINTEMPS-REDOUTE

Société anonyme with a Management Board and a Supervisory Board Capital: 489 577 920 €

Registered office: 18, place Henri Bergson - 75008 Paris - FRANCE

552 075 020 RCS Paris